Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

Between

NBG INTERNATIONAL HOLDINGS B.V.

AND

NEW YORK COMMUNITY BANCORP, INC.

Dated as of October 10, 2005

i

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01. Employee Benefits	41

ARTICLE VII

TAX MATTERS

SECTION 7.01. Tax Indemnities	42
SECTION 7.02. Tax Refunds and Tax Benefits	43
SECTION 7.03. Contests	44
SECTION 7.04. Preparation of Tax Returns	45
SECTION 7.05. Tax Cooperation and Exchange of Information	46
SECTION 7.06. Conveyance Taxes	47
SECTION 7.07. Tax Covenants	47
SECTION 7.08. Miscellaneous	48

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01. Conditions to the Obligations of the Purchaser and the Seller	49
SECTION 8.02. Conditions to the Obligations of the Seller	50
SECTION 8.03. Conditions to Obligations of the Purchaser	50

ARTICLE IX

SURVIVAL; INDEMNIFICATION

SECTION 9.01. Survival	51
SECTION 9.02. Indemnification by the Purchaser	51
SECTION 9.03. Indemnification by the Seller	52
SECTION 9.04. Limits on Indemnification	52
SECTION 9.05. Section 280G Indemnification	53
SECTION 9.06. Notice of Loss; Third-Party Claims	54
SECTION 9.07. Indemnification as Sole Remedy	54
SECTION 9.08. Other	55

ARTICLE X

TERMINATION

SECTION 10.01. Termination	55
SECTION 10.02. Effect of Termination	56

Annexes
Annex 1	Form of FIRPTA Certificate
Annex 2	Form of Opinion of Shearman & Sterling LLP
Annex 3	Form of Opinion of Loyens & Loeff N.V.
Annex 4	Form of Opinion of T.J. Koutalidis Law Office

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of October 10, 2005, between NBG INTERNATIONAL HOLDINGS B.V., a limited liability company organized under the Laws of The Netherlands, with its corporate seat in Amsterdam, The Netherlands (the “Seller”), and NEW YORK COMMUNITY BANCORP, INC., a corporation organized under the Laws of the State of Delaware (the “Purchaser”).

WHEREAS, the Seller owns all the issued and outstanding shares (the “Shares”) of common stock, $20.00 par value per share (the “Common Stock”), of Atlantic Bank of New York, a banking corporation organized under the Laws of the State of New York (the “Company”);

WHEREAS, the Company and the Company Subsidiaries (as hereinafter defined) are principally engaged in the business of providing commercial banking and related financial services from its headquarters office in New York, New York, USA (the “Business”); and

WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the Shares, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

“Action” means any action, lawsuit, demand, claim, hearing, arbitration, inquiry or proceeding by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Applicable Rate” means the prime interest rate published by The Wall Street Journal on the Closing Date.

“Audited Balance Sheet Statement” means the December 31, 2004 audited consolidated balance sheet of the Company included in the Audited Financial Statements.

“Benchmark Equity Amount” means $281,865,000.

“BHC Act” means the Bank Holding Company Act of 1956.

“Books and Records” means all books, ledgers, files and reports of, or maintained by, the Company and the Company Subsidiaries (or any Affiliate of the Company to the extent that it relates to the business of the Company or the Company Subsidiaries) in whatever form stored or retained.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York or Amsterdam, The Netherlands.

“Closing Date Balance Sheet” means a consolidated balance sheet that sets forth the Total Assets and Total Liabilities of the Company as of the Closing Date, prepared by the Purchaser in accordance with Section 2.06 hereof and, in the event of a Seller’s Objection, as adjusted by either the agreement of the parties hereto or by the CPA Firm.

“Code” means the Internal Revenue Code of 1986.

“Consolidated Total Shareholder’s Equity” means the consolidated total shareholder’s equity of the Company determined in accordance with the procedures set forth in Section 2.06 hereof, but adjusted (i) to exclude any expense resulting from any action taken by the Company or the Company Subsidiaries after the date hereof pursuant to this Agreement or at the written request of the Purchaser, (ii) to exclude the FAS 115 OCI-AFS Mark-to-Market adjustment in a manner consistent with the calculation of the Benchmark Equity Amount, (iii) to exclude the effect of any termination or change-in-control, severance or other similar payments made or to be made to employees of the Company in connection with the Closing (but only to the extent that the amount of any such payment is reflected as an accrual, charge or expense in the financial statements or accounting ledgers of the Company after June 30, 2005) pursuant to (a) any employment agreements listed on Schedule 3.16(a) of Seller Disclosure Schedule under the headings “Employment Agreements” and “Retention Agreements”, (b) the Atlantic Bank of New York Supplemental Executive Retirement Plan, as effective January 1, 2002, (c) the Severance Pay Plan of Atlantic Bank of New York, effective on June 1, 2005, (d) the Atlantic Bank of New York Pension Restoration Plan, as restated effective January 1, 2002, (e) the Amended and Restated Atlantic Bank of New York Deferred Compensation Plan, effective as of January 1, 2002, (f) the Atlantic Bank of New York Retirement Plan, as restated effective January 1, 1996 and amended through February 27, 2002, and (g) the Special Incentive Plan of Atlantic Bank of New York, adopted May 10, 2005, and (iv) to exclude the effect of any contribution made to the Atlantic Bank of New York Retirement Plan as required by Section 6.01(b) of this Agreement.

“Constituent Document” means, with respect to any juridical person, such Person’s articles or certificate of incorporation, association or formation, deed of incorporation, bylaws, limited liability company agreement, partnership agreement or other constitutive documents.

“Contract” means, for any Person, any agreement, contract, lease or other commitment, whether written or oral, that is legally binding on such Person.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Conveyance Taxes” means sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes imposed under any United States, state or local Law; provided, however, that Conveyance Taxes shall not include any Taxes imposed under any provision of any non-U.S. Law.

“Current Employees” means all current employees of the Company and the Company Subsidiaries as of the Closing Date.

“Encumbrance” means liens, charges, mortgages, pledges, encumbrances, security interests, options, rights of first refusal, restrictions on transfer or other assignment, or other restrictions of a similar nature, other than any licenses of Intellectual Property.

“Environmental Claim” means any and all judicial actions, suits, orders, directives, claims, proceedings or written notices of noncompliance or violation by or from any Person alleging (i) liability of any kind arising out of, based on or resulting from the presence or release of, or exposure to, any Hazardous Material at any location, or (ii) the failure to comply with, or liability under, any Environmental Law.

“Environmental Law” means any applicable United States Law, common law or legally enforceable requirement of any Governmental Authority governing the protection of health, safety and the environment, natural resources or the use, storage, recycling, treatment, handling, transport, release or disposal of any chemical substance or waste.

“Excluded Taxes” means (i) Taxes imposed on or payable by the Company or any Company Subsidiary for any taxable period that ends on or before the date of the Closing, (ii) with respect to Straddle Periods, Taxes imposed on the Company or any Company Subsidiary which are allocable, pursuant to Section 7.01(b), to the portion of such period ending on the date of the Closing, (iii) Taxes attributable to a taxable period ending on or before the date of the Closing for which the Company or any Company Subsidiary is liable under Section 1.1502—6 of the Regulations (or any similar provision of state, local or foreign Law) by reason of the Company or any Company Subsidiary being included in any consolidated, affiliated, combined or unitary group with the Seller (or any Affiliates of the Seller) at any time on or before the date of the Closing and (iv) Taxes assessed under any non-U.S. Law and imposed on or payable by the Purchaser, its U.S. Affiliates, the Company or any Company Subsidiary in respect of the sale of Shares by the Seller to the Purchaser; provided, however, that Excluded Taxes shall not include (A) Taxes resulting from any act, transaction or omission of the Purchaser, the Company or any Company Subsidiary occurring on the date of but after the Closing that is not in the ordinary course of business, (B) Taxes resulting from an actual or deemed election under Section 338 of the Code with respect to the transactions contemplated by this Agreement, (C) REIT Taxes, (D) Conveyance Taxes, and (E) Taxes (whether arising or imposed on, before or after the Closing) resulting from or otherwise attributable to the transactions contemplated by Sections 2.08, 5.13 and 5.14.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, foreign, supranational, state, local or other government, governmental, regulatory or administrative authority, agency or commission (including, but not limited to, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the State of New York Banking Department) or any court, tribunal, or judicial or arbitral body.

“Governmental Authorization” means any license, permit, certificate or other authorization and approval of or by a Governmental Authority required for the Company or any Company Subsidiary to carry on its business as currently conducted under applicable Law.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls and any other substance, hazardous substance, extremely hazardous substance, pollutant or hazardous waste that is listed, defined or regulated pursuant to any Environmental Law.

“Indemnifying Party” means the Purchaser pursuant to Section 9.02 or the Seller pursuant to Section 9.03, as the case may be.

“Intellectual Property” “ means all (i) trademarks, service marks, brand names, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same, (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues, (iii) Trade Secrets, (iv) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, and (v) all other intellectual property or proprietary rights.

“IRS” means the Internal Revenue Service of the United States.

“IT Assets” means the Company’s and the Company Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“KPMG” means KPMG LLP.

“Law” means any United States or Dutch federal, state, local or foreign statute, law, ordinance, written directive, rule, regulation, order, judgment, decree, injunction or other legally binding obligation imposed by a Governmental Authority.

“Leased Real Property” means Real Property leased by the Company or any Company Subsidiary, in each case, as tenant, together with, to the extent leased by the Company or any Company Subsidiary, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company or any Company Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising pursuant to any contract, agreement or arrangement (excluding any performance obligations under any such contracts, agreements or arrangements).

“Licensed Intellectual Property” means Intellectual Property that the Company and the Company Subsidiaries are licensed or otherwise permitted by other Persons to use.

“Material Adverse Effect” means any event, circumstance or change that has, or is reasonably likely to have, a materially adverse effect on the business, results of operations or the financial condition of the Company and the Company Subsidiaries, taken as a whole; provided, however, that the definition of “Material Adverse Effect” shall not include any effect arising from: (a) events, circumstances or changes (including legal and regulatory changes) generally affecting the industries in which the Company and the Company Subsidiaries operate, including events, circumstances or changes that affect generally the retail banking, real estate lending, insurance premium financing or commercial lending industries, (b) changes in general economic (including, without limitation, changes in interest rates or the shape of the yield curve), legal, regulatory (including, without limitation, changes in banking laws and interpretations thereof and changes in GAAP or regulatory accounting requirements, in each case, applicable to banks generally) or political conditions or events, circumstances or changes affecting the securities markets generally, (c) any event, circumstance or change that results from any action taken pursuant to or in accordance with this Agreement or at the written request of the Purchaser, and (d) changes caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the date of this Agreement.

“Owned Real Property” means Real Property in which the Company or any Company Subsidiary has fee title (or equivalent) interest, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company or any Company Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934.

“Purchase Price Bank Account” means a bank account in the United States to be designated by the Seller in writing to the Purchaser at least five Business Days before the Closing.

“Real Property” means all land, buildings, improvements and fixtures erected thereon and all appurtenances related thereto.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Regulations” means the Treasury Regulations (including temporary regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“REIT Taxes” means any and all Taxes of, or otherwise imposed with respect to, Omega Commercial Mortgage Corporation and/or Beta Investments, Inc. (including, without limitation, Taxes resulting from or otherwise attributable to their income, assets, operations, qualifications, status or domicile) that are imposed for any taxable period (or portion thereof) whether ending on, before or after the Closing.

“Related Person” means any relative, beneficiary or spouse of any director, officer, shareholder or employee of the Seller or its Affiliates.

“Required Regulatory Approvals” means, with respect to the Purchase, (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System under the BHC Act and approval of such applications and notices in addition to the expiration of any applicable waiting period, (ii) the filing of applications and notices, as applicable, with the New York State Banking Department or Banking Board and the approval of such applications and notices, and (iii) the filing of applications and notices, as applicable, for the prior approval of the indirect transfer of control of Standard Funding Corp. by (A) the Commissioner of Financial Institutions of the State of California, (B) the Commissioner of Banks of the Commonwealth of Massachusetts, (C) the Superintendent of Banks of the State of New York, and (D) the Superintendent of Banks of the State of Arizona, and the approval of such applications.

“Seller’s Knowledge”, “Knowledge of the Seller” or any similar terms used in this Agreement means the actual knowledge of Thomas O’Brien, Don Fleming, James Maxwell and Robert Tolomer as of the date of this Agreement, in each case after due inquiry, and the actual knowledge of Ted Kawoczka (with respect to the Intellectual Property matters in Section 3.13), Kathy Kowler (with respect to the Litigation matters in Section 3.10 and the Material Contract matters in Section 3.18), Vincent Quiles (with respect to the Environmental matters in Section 3.12 and the Real Property matters in Section 3.15), Greg Balabushka (with respect to matters contemplated by Section 3.21) and Janet Krasowski (with respect to the Employee matters in Section 3.16 and the Labor matters in Section 3.24).

“Straddle Period” means any taxable period beginning on or before the date of the Closing and ending after the date of the Closing.

“Subsidiary” means, with respect to any entity, any other entity as to which it owns, directly or indirectly, or otherwise controls, more than 25% of the voting shares or other similar interests.

“Tax” or “Taxes” means all Federal, state, local or foreign taxes, including corporate income taxes, property taxes, value added taxes, gross receipts taxes, capital stock taxes, franchise taxes, stamp taxes, excise taxes, sales taxes, use taxes, alternative minimum taxes, withholding taxes, social security taxes, unemployment taxes, other payroll taxes or other similar tax imposed by any Governmental Authority, and any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, including any transferee liability in respect of any tax (whether imposed by law, contractual agreement or otherwise) and any liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with any Governmental Authority with respect to Taxes.

“Total Assets” means the total dollar value of all of the consolidated assets of the Company, calculated in accordance with GAAP.

“Total Liabilities” means the total dollar value of all of the consolidated liabilities of the Company, calculated in accordance with GAAP.

“Trade Secrets” means confidential information, trade secrets and know-how, including confidential processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“Agreement”	Preamble
“Audited Financial Statements”	3.07
“Bankruptcy and Equity Exceptions”	3.01
“Burdensome Condition”	5.04
“Business”	Recitals
“Carryback Item”	7.07(d)
“Carryover Tax Benefit”	7.02(d)
“Claim Notice”	9.06(b)
“Closing”	2.03
“Closing Date”	2.03
“Common Stock”	Recitals
“Company”	Recitals
“Company Accounting Policies”	2.06(a)
“Company Insurance Policies”	3.19(a)
“Company Purchase and Assumption”	2.08

Definition	Location
“Company Subsidiary”	3.04(a)
“Compensation and Benefit Arrangements”	3.16(a)
“Competing Business”	5.08(a)(i)
“Confidentiality Agreement”	5.03(a)
“Contest”	7.03(b)
“CPA Firm”	2.06(c)
“Deductible Amount”	9.04(a)
“Guaranty”	11.05
“ERISA”	3.16(a)
“ERISA Affiliate”	3.16(c)
“ERISA Plans”	3.16(b)
“Existing Stock”	5.05(b)
“Financial Statements”	3.07
“Inactive Subsidiaries”	5.13
“Indemnified Parties”	9.03
“Indemnity Cap”	9.04(a)
“Interim Balance Sheet”	3.07
“Legal and Privilege Exceptions”	9.04(b)(ii)(B)
“Litigation Control Procedures”	9.04(b)(ii)(C)
“Loan Data File”	3.14(e)
“Losses”	9.02
“Material Contracts”	3.18(a)
“Notice Period”	9.06(b)
“PBGC”	3.16(c)
“Pension Plan”	3.16(b)
“Per Claim Exclusion Amount”	9.04(a)
“Permitted Encumbrance”	3.15(a)
“Purchase”	2.01
“Purchase Price”	2.02
“Purchase Price Adjustment Amount”	2.06(d)
“Purchaser”	Preamble
“Purchaser Disclosure Schedule”	Opening Paragraph of Article IV
“Purchaser Indemnified Parties”	9.03
“Reports”	3.11(a)
“Restricted Territory”	5.08(a)(i)
“Retained Names and Marks”	5.05(a)
“Retirement Plan”	6.01(b)
“Risk Management Agreements”	3.21
“Scheduled Intellectual Property”	3.13(a)
“Securities Data File”	3.14(f)
“Seller”	Preamble
“Seller Disclosure Schedule”	Opening Paragraph of Article III
“Seller Indemnified Parties”	9.02
“Seller’s Objection”	2.06(b)

Definition	Location
“Shares”	Recitals
“SIP”	6.01(c)
“SIP Statement”	6.01(d)
“Tax Indemnified Party”	7.03(d)
“Tax Indemnifying Party”	7.03(d)
“Unaudited Financial Statements”	3.07

SECTION 1.03. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or required by the context:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit, Annex or Schedule, such reference is to an Article or Section of, or an Exhibit, Annex or Schedule to, this Agreement unless otherwise indicated, and all of the foregoing, including Seller Disclosure Schedule and Purchaser Disclosure Schedule, shall be considered part of this Agreement;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) whenever this Agreement requires a party to take an action, such requirement shall be deemed an undertaking by such party to cause it and its Subsidiaries, and to use its reasonable efforts to cause its other Affiliates, to take appropriate action in connection therewith;

(g) except as expressly stated in this Agreement, all references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced through the date hereof (and, in the case of statutes, include any rules and regulations promulgated under the statute through the date hereof) and all references to any section of any statute, rule or regulation include any successor to the section;

(h) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(i) the words “transactions contemplated hereby” or “transactions contemplated by this Agreement” or words of similar import shall not include the Company Purchase and Assumption; and

(j) references to a Person are also to its successors and permitted assigns.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, transfer, assign, convey and deliver to the Purchaser (or, if so designated in writing by the Purchaser, to a wholly owned Subsidiary of the Purchaser) the Shares, and the Purchaser shall purchase and accept (or cause such wholly owned Subsidiary to purchase and accept) the Shares from the Seller (the “Purchase”).

SECTION 2.02. Purchase Price. The purchase price for the Shares is US$400,000,000 ($400 million U.S. Dollars), subject to adjustment in accordance with Section 2.06 (the “Purchase Price”), payable in the manner and at the time set forth in Section 2.05(a). The Purchaser shall not withhold or otherwise deduct any amount from the Purchase Price delivered to the Seller under Section 2.05 hereof on account of Taxes.

SECTION 2.03. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 10:00 a.m. New York time on the last day of the calendar month in which the conditions to the obligations of the parties hereto set forth in Article VIII are satisfied or waived, or at such other place or at such other time or on such other date as the parties hereto may mutually agree upon in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 2.04. Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in proper form for transfer, and with all required stock transfer tax stamps properly affixed thereto;

(b) a receipt for the Purchase Price;

(c) true and complete copies, certified by an appropriate officer or representative of the Seller, of (i) the resolutions duly and validly adopted by the Management Board of the Seller evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (ii) the Constituent Documents of the Seller;

(d) a certificate of an appropriate officer or representative of the Seller certifying the names and signatures of the officers of the Seller authorized to sign this Agreement and the other documents to be delivered hereunder;

(e) a certificate of the Chief Executive Officer and Chief Financial Officer (or their equivalents) of the Seller certifying as to the matters set forth in Section 8.03(a) and as to the matters set forth in Section 8.01 (as it relates to the Seller);

(f) a certificate of good standing of the Company as of a date no more than five Business Days prior to the Closing Date; and

(g) a certificate substantially in the form of Annex 1 from the Company pursuant to Regulation Section 1.897-2(g)(1)(ii) and (h)(1)(i) to the effect that the Company is not a “United States real property holding corporation” for purposes of Section 897 and Section 1445 of the Code.

SECTION 2.05. Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to the Seller:

(a) the Purchase Price by wire transfer in immediately available funds to the Purchase Price Bank Account;

(b) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Purchaser, of the resolutions duly and validly adopted by the Board of Directors of the Purchaser evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(c) a certificate of the Secretary of the Purchaser or an Assistant Secretary of the Purchaser certifying the names and signatures of the officers of the Purchaser authorized to sign this Agreement and the other documents to be delivered hereunder; and

(d) a certificate of the Chief Executive Officer and Chief Financial Officer of the Purchaser certifying as to the matters set forth in Section 8.02(a) and as to the matters set forth in Section 8.01 (as it relates to the Purchaser).

SECTION 2.06. Post-Closing Adjustments to the Purchase Price. (a) Within 45 days following the Closing Date, the Purchaser shall prepare, or cause to be prepared, and deliver to the Seller, the Closing Date Balance Sheet, which shall set forth the Total Assets, Total Liabilities and Consolidated Total Shareholder’s Equity and shall be prepared in accordance with GAAP applied on a basis consistent with the Audited Balance Sheet Statement and using the same accounting policies, principles and practices that were used to prepare the Audited Balance Sheet Statement (the “Company Accounting Policies”) without any changes or modifications unless such changes or modifications are required by GAAP applied on a basis consistent with the Company Accounting Policies. If requested by the Purchaser, the Seller shall provide the Purchaser with reasonable assistance in preparing the Closing Date Balance Sheet.

(b) If no Seller’s Objection is received by the Purchaser on or before the close of business on the 45th day following receipt by the Seller of the Closing Date Balance Sheet from the Purchaser, then the Consolidated Total Shareholder’s Equity set forth on the Closing Date Balance Sheet shall be final. In the event that the Seller determines that the Closing Date Balance Sheet (including the calculation of Consolidated Total Shareholder’s Equity included thereon) has not been prepared on the basis set forth in Section 2.06(a) (and, with respect to the calculation of the Consolidated Total Shareholder’s Equity, on a basis consistent with the calculation of the Benchmark Equity Amount), the Seller shall, on or before the last day of such 45-day period, so inform the Purchaser in writing (“Seller’s Objection”), setting forth a specific description of the basis of Seller’s Objection and the adjustments to the Closing Date Balance Sheet (including to the calculation of Consolidated Total Shareholder’s Equity) that the Seller requests be made. Any Seller’s Objection may only reference disagreements based on mathematical errors or based on the Closing Date Balance Sheet not being prepared in a manner consistent with Section 2.06(a) or (b). The Purchaser shall have 30 days from delivery of Seller’s Objection to review and respond to Seller’s Objection. If requested by the Seller, the Purchaser shall, or shall cause the Company to, provide the Seller with reasonable assistance in reviewing the Closing Date Balance Sheet.

(c) Upon delivery of Seller’s Objection, each of the Seller and the Purchaser shall promptly refer any disagreements with respect to the determination of the Closing Date Balance Sheet in writing to a senior officer of each of the Seller and the Purchaser as agreed by the parties prior to the Closing. The Seller and the Purchaser shall exercise reasonable, good faith efforts to resolve any such disagreements. If the Seller and the Purchaser are unable to resolve all of their disagreements within the 30-day period after delivery of Seller’s Objection, they shall refer their remaining differences to an internationally recognized firm of independent certified public accountants as to which the Seller and the Purchaser mutually agree (the “CPA Firm”), who shall, limiting their review to matters properly included in Seller’s Objection and acting as experts and not as arbitrators, determine, on the basis of the standard set forth in Section 2.06(a) hereof, and only with respect to any remaining differences submitted to the CPA Firm, whether and to what extent, if any, the Closing Date Balance Sheet requires adjustment. The parties shall instruct the CPA Firm to deliver its written determination to the Purchaser and the Seller no later than 15 Business Days after the remaining differences underlying Seller’s Objection are referred to the CPA Firm. The CPA Firm’s determination shall include a certification that it reached such determination in accordance with this Section 2.06(c) and shall be conclusive and binding upon the Purchaser and the Seller, absent clear and manifest error. The Purchaser and the Seller agree that judgment may be entered upon the CPA Firm’s determination in any court having jurisdiction over the Purchaser or Seller, as the case may be. The fees and disbursements of the CPA Firm shall be borne by the Purchaser and the Seller in proportion to the relative difference between their respective calculations of the Consolidated Total Shareholder’s Equity and the Consolidated Total Shareholder’s Equity determined by the CPA Firm. The fees and disbursements of the auditors and advisors of each party incurred in connection with their respective preparation, review and dispute, as applicable, of the Closing Date Balance Sheet or any Seller’s Objection, shall be borne solely by such party. The Purchaser and the Seller shall provide the CPA Firm with (x) all data and financial statements reasonably requested by the CPA Firm, and (y) full access to the Books and Records and any other information, including work papers, of the parties’ respective accountants relating to the Audited

Balance Sheet Statement, Seller’s Objection and the Closing Date Balance Sheet and all other items reasonably requested by the CPA Firm.

(d) The Purchase Price shall be adjusted by the amount equal to (i) the Benchmark Equity Amount, less (ii) the Consolidated Total Shareholder’s Equity, expressed as a positive, if positive, or as a negative, if negative (the “Purchase Price Adjustment Amount”). If the Purchase Price Adjustment Amount is a positive number, then the Purchase Price shall be decreased by the Purchase Price Adjustment Amount and the Seller shall promptly (and in any event within five Business Days) after the final determination thereof pay to the Purchaser the Purchase Price Adjustment Amount, plus interest from the Closing Date to, but not including, the date of payment at the Applicable Rate, in U.S. Dollars by wire transfer of immediately available funds to an account designated by the Purchaser.

(e) An example of a Closing Date Balance Sheet as of June 30, 2005 is set forth in Schedule 2.06(e) of Seller Disclosure Schedule.

SECTION 2.07. No Set-off. Neither the Seller or any of its Affiliates, on the one hand, nor the Purchaser or any of its Affiliates, on the other hand, shall have any set-off or other similar rights with respect to (i) any of the funds received by such party pursuant to this Agreement or (ii) any other amounts claimed to be owed to the other party or its respective Affiliates arising out of this Agreement or any other agreement.

SECTION 2.08. Contribution of the Company’s Assets. Immediately after the Closing (after the consummation of the sale and transfer of all of the Shares to the Purchaser), or at a later time as determined by the Purchaser, and in accordance with Section 5.14, (i) the assets of the Company shall be transferred to, and the liabilities of the Company shall be assumed by, a wholly owned Subsidiary of the Purchaser or (ii) the Company shall be merged with a wholly owned Subsidiary of the Purchaser, as either the surviving or disappearing entity (the “Company Purchase and Assumption”), and the Seller shall, at the Purchaser’s expense, reasonably cooperate with the Purchaser as necessary to effect the foregoing at such time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLER

Except as otherwise set forth in the disclosure schedule delivered by the Seller to the Purchaser on the date hereof (“Seller Disclosure Schedule”), the Seller makes the following representations and warranties to the Purchaser as of the date hereof and as of the Closing Date; provided, however, that any representations and warranties that are made as of a specific date or that specifically reference “as of the date hereof” are only made as of such date:

SECTION 3.01. Organization, Authority and Qualification of the Seller. The Seller is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) duly organized, validly existing and in good standing under the Laws of The Netherlands. The Seller has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership or operation of its assets or the conduct of its business requires such licensing or qualification, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby are in the Seller’s corporate interest and have been duly authorized by all requisite action on the part of the Seller and its stockholders, and no additional corporate proceedings (including employee consultation proceedings) on the part of the Seller are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exceptions”).

SECTION 3.02. Organization, Authority and Qualification of the Company and the Company Subsidiaries. (a) The Company and each Company Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of its respective state of incorporation or formation, (ii) has all requisite corporate power and authority to own, operate, lease or otherwise hold its assets and to carry on its business as currently conducted, and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership or operation of its assets or the conduct of its business requires such licensing or qualification other than in such jurisdictions where the failure to be so licensed or qualified would not constitute a Material Adverse Effect.

(b) The Seller has made available to the Purchaser true and complete copies of each of the Company’s and the Company Subsidiaries’ respective Constituent Documents. The Constituent Documents so made available are in full force and effect. Neither the Company nor any of the Company Subsidiaries is in violation of any of its respective Constituent Documents.

SECTION 3.03. Capitalization; Ownership of Shares. The authorized capital stock of the Company consists of 500,000 shares of Common Stock. As of the date hereof, 389,076 shares of Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive rights. Except for this Agreement, there are no options, warrants, calls, subscriptions, convertible securities or other rights, securities, agreements, arrangements or commitments relating to the Shares or obligating either the Seller or the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of Common Stock, or any other interest in, the Company or grant, extend or enter into any such agreement, arrangement or commitment. The Shares constitute all the issued and outstanding capital stock of the Company and are owned of record and beneficially by the Seller free and clear of all Encumbrances. There are no outstanding contractual obligations of the Seller or the Company to repurchase, redeem or otherwise acquire any shares of Common Stock or, with respect to the Company, to provide funds to, or make any equity investment in, any other Person. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting, dividend rights or transfer of any of the Shares. The Seller has the right, authority and power to sell, assign and transfer the Shares to the Purchaser.

SECTION 3.04. Subsidiaries and Equity Interests. (a) Schedule 3.04(a) of Seller Disclosure Schedule sets forth a true and complete list of all the Company’s Subsidiaries (each, a “Company Subsidiary”). Schedule 3.04(a) of Seller Disclosure Schedule lists, with respect to each Company Subsidiary, its name, type of entity, jurisdiction and date of its incorporation or organization, its authorized capital stock, the number and type of its issued and outstanding shares of capital stock or similar ownership interests. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each Company Subsidiary, free and clear of all Encumbrances, and all such shares are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. There are no options, warrants, calls, subscriptions, convertible securities or other rights, securities, agreements, arrangements or commitments relating to the issued or unissued capital stock of the Company Subsidiaries or obligating the Seller, the Company or the Company Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of, or interest in, the Company Subsidiaries or grant, extend or enter into any such agreement, arrangement or commitment. There are no outstanding contractual obligations of any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any of their respective shares of capital stock or to provide funds to, or make any equity investment in, any other Person.

(b) Schedule 3.04(b) of Seller Disclosure Schedule sets forth a true and complete list, as of the date hereof, (i) of all equity securities (or securities convertible or exercisable into equity securities) owned by the Company or the Company Subsidiaries involving, in the aggregate, beneficial ownership or control by the Company or the Company Subsidiaries, as the case may be, in the aggregate, of 5% or more of any class of any issuer’s (other than the Company Subsidiaries) voting securities or 25% or more of any class of such issuer’s securities, including a description of any such issuer and the percentage of the issuer’s voting and/or non-voting securities, and (ii) of all partnerships, limited liability companies, joint ventures or similar entities (other than the Company Subsidiaries), in which the Company or any Company Subsidiary owns or controls an equity, partnership or membership interest, and the nature and amount of each such interest.

(c) The equity interests set forth in Schedules 3.04(a) and 3.04(b) of Seller Disclosure Schedule constitute all the issued and outstanding equity interests in the Company Subsidiaries or otherwise owned by the Company or the Company Subsidiaries and, except as otherwise set forth in Schedules 3.04(a) and 3.04(b) of Seller Disclosure Schedule, are owned of record and beneficially, directly or indirectly, solely by the Company or a Company Subsidiary free and clear of all Encumbrances. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting of any such interests.

SECTION 3.05. No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.06 have been obtained, all filings and notifications listed in Schedule 3.06 of Seller Disclosure Schedule have been made and any applicable waiting period has expired or been terminated, and except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement by the Seller does not and will not (a) violate, conflict with or result in the breach of the Constituent Documents of the Seller, the Company or any Company Subsidiary, (b) conflict with or violate any Law, Governmental Authorization or Governmental Order applicable to the Seller, the Company or any Company Subsidiary or their respective assets, properties or businesses, (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any right or obligation of the Company or any Company Subsidiary under, or result in a loss of any material benefit to which the Company or any Company Subsidiary is entitled under, any Contract or arrangement to which the Seller, the Company or any Company Subsidiary is a party, or (d) result in the creation of any Encumbrance upon the Shares (other than any Encumbrance created by any action of the Purchaser or its Affiliates), except, in the case of clause (c), as would not otherwise constitute a Material Adverse Effect.

SECTION 3.06. Governmental Consents and Approvals. No consent, approval, waiver or authorization is required to be obtained by the Seller, the Company or any Company Subsidiary from, and no notice or filing is required to be given by the Seller, the Company or any Company Subsidiary to or made by the Seller, the Company or any Company Subsidiary with, any Governmental Authority or other Person in connection with the execution, delivery and performance by the Seller of this Agreement or to consummate the Purchase, except (i) for filings, applications, notices (by any of the Purchaser, the Seller, the Company or the Company Subsidiaries) to, approvals of, or the termination or expiration of any waiting periods under or associated with, (w) the Board of Governors of the Federal Reserve System under the BHC Act and the expiration of any applicable waiting period, and the Federal Deposit Insurance Corporation or any other federal or state bank or thrift regulatory agency, (x) the New York State Banking Department or Banking Board, (y) the Commissioner of Financial Institutions pursuant to the California Financial Code and (z) any other regulatory approvals and notices as set forth on Schedule 3.06 of Seller Disclosure Schedule, (ii) under any applicable foreign Laws or to any foreign Governmental Authority, (iii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Seller of the transactions contemplated to by this Agreement or would not constitute a Material Adverse Effect or (iv) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates.

SECTION 3.07. Financial Information. Schedule 3.07 of Seller Disclosure Schedule contains (i) a copy of the audited consolidated balance sheet of the Company as of December 31, 2004, December 31, 2003 and December 31, 2002, and the related audited statements of income, changes in stockholders’ equity and cash flow for each of the fiscal years then ended, together with the notes and schedules related thereto and the report thereon of Deloitte & Touche LLP, independent certified public accountants (all such financial statements, including the notes thereto, referred to herein as the “Audited Financial Statements”), and (ii) a copy of the unaudited consolidated balance sheet of the Company as of June 30, 2005 and a copy of the unaudited consolidated balance sheet of the Company as of August 31, 2005 (the “Interim Balance Sheet”) and the related unaudited statements of income together with all related notes and schedules thereto, for the month then ended (such financial statements referred to herein as the “Unaudited Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (x) have been derived from and are in accordance with the Books and Records, (y) have been prepared in accordance with GAAP and the Company Accounting Policies, consistently applied during the periods presented, and (z) as applicable, present fairly in all material respects the consolidated financial position and the consolidated results of operations, changes in stockholders’ equity and cash flow of the Company as of the respective dates of, and for the periods specified therein, except, in each case, as otherwise disclosed in the notes to such Financial Statements.

SECTION 3.08. Absence of Undisclosed Material Liabilities. Except as and to the extent accrued or reserved for in the Interim Balance Sheet, neither the Company nor any of the Company Subsidiaries has any Liabilities that are required by GAAP to be reflected in a consolidated balance sheet of the Company or disclosed in the notes thereto, except for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Interim Balance Sheet or that are not, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

SECTION 3.09. Conduct in the Ordinary Course. Since December 31, 2004, (i) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice, (ii) there has not been any damage to or destruction in excess of $500,000 in the aggregate of any assets of the Business which was not covered by insurance, and (iii) no event has occurred or circumstance arisen that, individually or taken together with any other event or circumstance, constitutes a Material Adverse Effect.

SECTION 3.10. Litigation and Claims. (a) Except as would not constitute a Material Adverse Effect: (i) there is no civil, criminal or administrative Action pending or, to the Knowledge of the Seller, threatened against the Company or any Company Subsidiary or their respective businesses or any of their respective properties or assets, (ii) to the Knowledge of the Seller, there is no investigation pending against the Company or any Company Subsidiary or their respective businesses or any of their respective properties or assets, and (iii) there is no civil, criminal or administrative Action pending or, to the Knowledge of the Seller, threatened, seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement. As of the date of this Agreement, there is no civil Action or proceeding commenced by or on behalf of any of the Company or the Company Subsidiaries pending, or which any of the Company or the Company Subsidiaries has commenced preparations to initiate or caused to be initiated, against any other Person, involving a claim that is material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole.

(b) Except as would not constitute a Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries is a party or subject to any material writ, judgment, award or injunction of any Governmental Authority applicable to the Company or the Company Subsidiaries, as the case may be, their respective businesses or any of their respective properties or assets, and (ii) there is no material claim by any current or former employee of the Company or any Company Subsidiary alleging discrimination under any Law, including claims of discrimination or retaliation based on race, color, creed, age, sex, sexual orientation, national origin, religion or disability.

SECTION 3.11. Compliance with Laws; Regulatory Matters. (a) The Company and each Company Subsidiary (i) is in material compliance with all Laws applicable to its business as currently conducted, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and other applicable fair lending Laws and other Laws relating to discriminatory business practices, (ii) has all material Governmental Authorizations necessary for the conduct of its business as currently conducted or required in order to permit it to own or lease its properties, and all such Governmental Authorizations are in full force and effect, and (iii) since January 1, 2003, has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto (collectively, the “Reports”) that were required to be filed under any applicable Law with any applicable Governmental Authority. No material deficiencies have been asserted by any Governmental Authority with respect to any such Report that have not been cured or satisfied. There is no threatened suspension, cancellation or invalidation of, or significant penalties (including fines or refunds) relating to, any material Governmental Authorization.

(b) Neither the Company nor any Company Subsidiary is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar supervisory arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Governmental Authority. Neither the Company nor any Company Subsidiary has been advised by any Governmental Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(c) The Company has a rating of “Satisfactory” or better under the Community Reinvestment Act as of the date of this Agreement. Since January 1, 2002 through the date of this Agreement, the Company has not received notice from any bank regulatory authority that it is in “troubled condition” as defined in 12 C.F.R. Sect. 225.71, and is not, as of the date hereof, so designated.

SECTION 3.12. Environmental Matters. (a) Each of the Company and each of the Company Subsidiaries: (i) has, for the past five years, complied with in all material respects, and is presently in compliance with in all material respects, all Environmental Laws, (ii) possesses and is presently in compliance with all permits, licenses or authorizations required under Environmental Laws for the conduct of its operations, and (iii) has no Environmental Claims pending or, to the Knowledge of the Seller, threatened against it. There has been no disposal, release, or threatened release of material quantities or concentrations of Hazardous Materials on, under, in, from or about the property of the Company or the Company Subsidiaries, or during the period of the Company or the Company Subsidiaries’ ownership, operation or control, properties formerly owned, leased or operated by the Company or the Company Subsidiaries, or otherwise related to the operations, activities, or conduct of the Company or the Company Subsidiaries by the Company or the Company Subsidiaries that has resulted in, or could reasonably be expected to result in, material liability under any Environmental Law that has not been resolved. Neither the Company nor any Company Subsidiary has disposed of or arranged for disposal of Hazardous Materials on any third party property that has caused or could reasonably be expected to cause the Company or any Company Subsidiary to incur liability under any Environmental Law. The Seller has provided the Purchaser with copies of all material and final environmental assessments, studies, reports and evaluations concerning the Company and the Company Subsidiaries.

(b) The Purchaser acknowledges that (i) the representations and warranties contained in this Section 3.12 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental, health or safety matter, including natural resources, related in any way to the business of the Company and the Company Subsidiaries or to this Agreement or its subject matter, and (ii) no other representation or warranty contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

SECTION 3.13. Intellectual Property. (a) Schedule 3.13(a) of Seller Disclosure Schedule sets forth a true and complete list of all (i) Registered and/or material Intellectual Property owned by the Company and the Company Subsidiaries indicating for each Registered item the registration or application number and the applicable filing jurisdiction (collectively, the “Scheduled Intellectual Property”). The Company or the relevant Company Subsidiary exclusively owns (beneficially, and of record where applicable) all Scheduled Intellectual Property, free and clear of all Encumbrances, exclusive licenses and non-exclusive licenses not granted in the ordinary course of business. The Scheduled Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s use thereof or its rights thereto. The Company and the Company Subsidiaries have sufficient rights to use all Intellectual Property used in its business as currently conducted. The Company and the Company Subsidiaries do not and have not in the past five years infringed or otherwise violated the Intellectual Property rights of any third party. There is no material litigation, opposition, cancellation, proceeding, objection or claim pending, asserted or threatened against the Company or any Company Subsidiary concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any Intellectual Property. To the Seller’s Knowledge, (x) no valid basis for any such litigation, opposition, cancellation, proceeding, objection or claim exists, (y) no Person is violating any Scheduled Intellectual Property or other Intellectual Property right owned or held exclusively by the Company or any Company Subsidiary, (z) the Licensed Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s use thereof or its rights thereto. Consummation of the transactions contemplated by this Agreement will not terminate or alter the terms pursuant to which the Company or any Company Subsidiary is permitted to use any Licensed Intellectual Property and will not create any rights by third parties to use any Intellectual Property owned by the Purchaser (other than any termination, alteration or creation of any rights that results from action of the Purchaser and its Affiliates

(b) The Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and the Company Subsidiaries, and to the Seller’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached. The Company has exercised commercially reasonable efforts to ensure that the Company’s and the

Company Subsidiaries’ current and prior employees who have access to confidential information have executed valid intellectual property and confidentiality agreements or are obligated, pursuant to Company policies, to maintain the confidentiality of such information for the benefit of the Company or the relevant Company Subsidiary on terms and conditions consistent with industry standards. All material Intellectual Property developed under contract to the Company or the Company Subsidiaries has been assigned to the Company or the Company Subsidiaries.

(c) The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business, and have not materially malfunctioned or failed within the past three years. The IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other devices or effects that (i) enable or assist any person to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets, in either case except as disclosed in its documentation and except as would not constitute a material adverse effect. To the Seller’s Knowledge, no person has gained unauthorized access to the IT Assets. The Company has implemented commercially reasonable backup and disaster recovery technology consistent with industry practices.

(d) To the Seller’s Knowledge, none of the software owned by it contains any shareware, open source code, or other software whose use requires disclosure or licensing of Intellectual Property.

SECTION 3.14. Loans; Investment Securities. (a) Schedule 3.14 of Seller Disclosure Schedule lists (by obligor) the aggregate amount for each of the following to which either the Company or any Company Subsidiary is a party as of August 31, 2005 (in each case, the amounts reflected thereon are as of August 31, 2005): (i) loan agreement, credit commitment, note or borrowing or investment arrangement under the terms of which the obligor is more than 90 days past due with respect to any scheduled payment of principal or interest, (ii) loan agreement, credit commitment, note or borrowing or investment arrangement which has been classified as other than “Pass” in the Company’s Quarterly Report on Problem Loans, (iii) loan agreement, credit commitment, note or borrowing or investment arrangement classified as “loss,” “doubtful,” “substandard” or “special mention” by any Governmental Authority or by the Company’s or any Company Subsidiary’s internal credit review system, (iv) loan agreement, credit commitment, note or borrowing or investment arrangement on a non-accrual or impaired status as a result of the Company’s or any Company Subsidiary’s loan review procedures, (v) loan agreement, credit commitment, note or borrowing or investment arrangement which is a “negotiated loan,” as that term is defined in Financial Accounting Standards No. 15, (vi) loan agreement, credit commitment, note or borrowing or investment arrangement, including any loan guarantee, with (A) any director, executive officer or shareholder of the Company or any of its Affiliates, or (B) any Affiliate of the Company, and (vii) an agreement, credit commitment, note or borrowing or investment arrangement including any loan guarantee, involving any (A) non-U.S. Person or (B) “religious or spiritually” related entity.

(b) (i) Each loan reflected as an asset on the Financial Statements is evidenced by documentation that is customary for such loan and constitutes the legal, valid and binding obligation of the obligor named therein and of all guarantors of such loan, in each case enforceable in accordance with its terms, and, if such loan is secured, the Company or the applicable Company Subsidiary has been granted a security interest in all collateral for such loan with the priority and with respect to the collateral specified in the credit approval documents of the Company or the Company Subsidiary, as the case may be, which security interest has been perfected in accordance with applicable Law, except in each case to the extent that (x) the enforceability thereof may be limited by the Bankruptcy and Equity Exceptions, or (y) the failure to be evidenced by such documentation, to be so enforceable or to have such security interest, perfected or otherwise, would not result in any significant loss or expense to the Company or any Company Subsidiary, as the case may be, relative to the amount thereof, and (ii) to the Seller’s Knowledge, no obligor (including any guarantor) named therein is seeking to avoid the enforceability of the terms of any such loan under any such Bankruptcy and Equity Exceptions and no such loan or guaranty or security interest is subject to any defense, offset or counterclaim. All such loans originated by the Company or any Company Subsidiary, and all such loans purchased by the Company or any Company Subsidiary, were made or purchased in accordance with applicable Law and customary lending standards of the Company or a Company Subsidiary, as applicable. All such loans have not heretofore been sold, assigned or transferred by the Company or any of the Company Subsidiaries, as the case may be. The Company or the Company Subsidiary has complied, as the case may be, and on the Closing Date will have complied with, all applicable Laws, in making or purchasing such loans.

(c) The allowances for loan losses contained in the Financial Statements were established in accordance with the past practices and experiences of Company and the Company Subsidiaries, and the allowance for loan losses shown on the Interim Balance Sheet was adequate under the requirements of GAAP to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the date of such balance sheet.

(d) The Seller has caused the Company and the Company Subsidiaries to make available to the Purchaser true and correct copies of the loan files related to each individual loan, note, borrowing arrangement and other commitment for the fifty largest credit relationships between the Company or a Company Subsidiary, on the one hand, and a single third-party obligor, on the other hand.

(e) The Seller has previously delivered to the Purchaser spreadsheets containing information regarding all loans made by the Company or any Company Subsidiary as of July 31, 2005 (the “Loan Data File”). The information contained in the Loan Data File is accurate and complete in all material respects as of July 31, 2005.

(f) The Seller has previously delivered to the Purchaser spreadsheets containing information regarding all securities held for investment by the Company or any Company Subsidiary as of August 31, 2005 (the “Securities Data File”). The information contained in the Securities Data File is accurate and complete in all material respects as of August 31, 2005.

SECTION 3.15. Title to Property. (a) The Company has good title to, or a valid and binding leasehold or other interest in, all assets reflected on the Audited Balance Sheet Statement or thereafter acquired by the Company or any Company Subsidiary (except for those sold or otherwise disposed of since December 31, 2004 in the ordinary course of business consistent with past practice) and that are material to the business, operations or properties of the Company and the Company Subsidiaries, taken as a whole, free and clear of all Encumbrances, except (i) liens for Taxes, assessments and charges not yet payable, (ii) liens for Taxes, assessments and charges and other claims, the validity of which are being contested in good faith and reserved for on the Company’s financial statements to the extent required under GAAP, (iii) inchoate mechanics’ and materialmen’s liens for construction in progress, (iv) workmens’, repairmens’, warehousemens’ and carriers’ liens arising in the ordinary course of business, and (v) any other item set forth on Schedule 3.15(a) of Seller Disclosure Schedule (each a “Permitted Encumbrance”). This Section 3.15(a) does not relate to Intellectual Property, which is the subject of Section 3.13.

(b) Schedule 3.15(b) of Seller Disclosure Schedule sets forth a true and complete list of the Company’s and the Company Subsidiaries’ Leased Real Property. The Company and each of the Company Subsidiaries, as the case may be, (i) have complied in all material respects with the terms of all leases of real property set forth on Schedule 3.15(b) of Seller Disclosure Schedule under which it is in occupancy, (ii) have made available to the Purchaser true and complete copies of such leases (including any amendments thereto) in effect at the date hereof, and (iii) all such leases, including all amendments thereto, are in full force and effect, except for such instances of noncompliance or failures to be in full force and effect as have not materially affected and would not reasonably be expected to materially affect the ability of the Company or any Company Subsidiary, as the case may be, to obtain the benefit of and enforce its rights under such leases. To the Knowledge of the Seller, no default exists under any such leases by any other party thereto, nor has any event occurred which, after the giving of notice or the lapse of time or both, would constitute a default by the Company or a Company Subsidiary, and there has not been any sublease or assignment entered into by the Company or any Company Subsidiary in respect of such leases.

(c) Schedule 3.15(c) of Seller Disclosure Schedule sets forth a true and complete list of the Company’s and the Company Subsidiaries’ Owned Real Property. The Company or the Company Subsidiary, as the case may be, (i) has good and marketable title in fee simple to each parcel of such Owned Real Property free and clear of all Encumbrances (except Permitted Encumbrances), and (ii) has made available to the Purchaser copies of each deed for such parcel of Owned Real Property and all title insurance policies, surveys and final environmental studies relating to such Owned Real Property within its possession or control.

SECTION 3.16. Employee Benefit Matters. (a) All benefit, employment and compensation plans, contracts, arrangements or policies maintained or contributed to by the Company and any Company Subsidiary and covering current employees and current or former directors of the Company and any Company Subsidiary, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus and severance plans, contracts, arrangements or policies (the “Compensation and Benefit Arrangements”) are listed on Schedule 3.16(a) of Seller Disclosure Schedule. True and complete copies of all Compensation and Benefit Arrangements listed on Schedule 3.16(a) of Seller Disclosure Schedule have been delivered to Purchaser, along with copies of summary plan descriptions, related trust documents and the two most recent years’ Form 5500s.

(b) All Compensation and Benefit Arrangements, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA, are in compliance with ERISA, the Code and other applicable Law. Each Compensation and Benefit Arrangement that is subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS covering all tax Law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code and there are no circumstances likely to result in the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Neither the Company nor any Company Subsidiary has engaged in a transaction with respect to any ERISA Plan that could subject the Company or any Company Subsidiary to material Taxes or penalties imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither the Company nor any Company Subsidiary has incurred or reasonably expects to incur material Taxes or penalties imposed by Section 4980F of the Code or Section 502 of ERISA.

(c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any Company Subsidiary with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). The Company and the Company Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transaction contemplated by this Agreement. No notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code (including Section 412(m)).

(d) All contributions required to be made under each Compensation and Benefit Arrangement, as of the date hereof, have been timely made and all obligations in respect of each Compensation and Benefit Arrangement have been properly accrued and reflected in the Audited Financial Statements. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year. It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither the Company nor any Company

Subsidiary has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(e) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition, whether or not as a result of a change in the funding method, of such Pension Plan since the last day of the most recent plan year. Neither the Company nor any Company Subsidiary is a party to any Compensation and Benefit Arrangement that is a Multiemployer Plan.

(f) As of the date hereof, there is no pending or, to the Seller’s Knowledge, threatened, litigation or investigation relating to the Compensation and Benefit Arrangements. Neither the Company nor any Company Subsidiary has any obligations for retiree health and life benefits under any Compensation and Benefit Arrangement. The Company and the Company Subsidiaries, as the case may be, may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(g) There has been no amendment to, announcement by the Company or any Company Subsidiary relating to, or change in current employee participation or coverage under, any Compensation and Benefit Arrangement that would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recently completed fiscal year. Schedule 3.16(g) of Seller Disclosure Schedule sets forth any of the following resulting from the execution of this Agreement or the consummation of the transactions contemplated by this Agreement: (w) any entitlement by any current employee to severance pay or any increase in severance pay upon any termination of employment on or after the date hereof (including the amount thereof), (x) any acceleration in the time of payment or vesting that results in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or result in any other material obligation pursuant to, any of the Compensation and Benefit Arrangements, (y) any limit or restriction on the right of the Company or any Company Subsidiary or, after the consummation of the transactions contemplated by this Agreement, Purchaser to merge, amend or terminate any of the Compensation and Benefit Arrangements or (z) any payment under any of the Compensation and Benefit Arrangements that would not be deductible under Section 162(m) or Section 280G of the Code (including the amount thereof).

(h) Each Compensation and Benefit Arrangement that is a non-qualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 since January 1, 2005.

(i) The census information provided to the Purchaser as set forth in Schedule 3.16(i) of Seller Disclosure Schedule accurately reflects, as of the date hereof, the name, title, date of hire, base salary, bonus, commissions, locations of work and benefits provided to each Person that is an employee as of the date of this Agreement. The Seller shall deliver to the Purchaser at least two Business Days prior to the Closing Date an updated Schedule 3.16(i) of Seller Disclosure Schedule as of the most recent practicable date prior to delivery thereof.

(j) The maximum amount payable by the Seller, the Company, the Company Subsidiaries, the Purchaser or any of their Affiliates to each individual (including but not limited to employees of the Company as of the date hereof) under all employment agreements, retention agreements, change in control plans, non-qualified deferred compensation plans, non-qualified supplemental executive retirement plans, and other similar non-qualified plans and agreements assuming a termination of all such individuals immediately after the Closing Date, is not greater than the amounts set forth (such amounts designated separately for each such group of agreements, each individual and each such plan) on Schedule 3.16(j) of Seller Disclosure Schedule.

(k) As a result of the Purchase (whether directly or indirectly), neither the Company, any Company Subsidiary nor the Purchaser will be obligated to make a payment to an individual that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future and without regard to any “cut-back” provision.

SECTION 3.17. Taxes. (a) The parties acknowledge and agree that no representation or warranty in this Article III other than those stated in this Section 3.17 shall apply to any Tax matters addressed in this Section 3.17.

(b) With respect to the Company and each Company Subsidiary, except as would not constitute a Material Adverse Effect:

(i) all Tax Returns that are required to be filed on or before the Closing Date with respect to the Company and each Company Subsidiary, have been or will be timely filed on or before the date of the Closing and all such Tax Returns will be true and complete in all material respects;

(ii) all Taxes shown to be payable on the Tax Returns referred to in clause (i) have been paid or will be timely paid in full;

(iii) the Tax Returns with respect to Tax periods ending on or before December 31, 2002 referred to in clause (i) have been examined by the IRS or the appropriate state, local or foreign Governmental Authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired;

(iv) no adjustments proposed in writing by any Governmental Authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and no claim has been made in writing within the last two years of the date hereof, by a Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or a Company Subsidiary is subject to taxation by that jurisdiction;

(v) all assessments for Taxes made as a result of examinations of any Tax Returns referred to in clause (i) have been paid in full;

(vi) no waivers of statutes of limitation for any assessment or collection of Tax have been given by or requested with respect to any Tax Returns of the Company or any Company Subsidiary;

(vii) since January 1, 2003, neither the Company nor any Company Subsidiary has been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing consolidated U.S. Federal income tax returns and state combined or unitary returns, a group of which the Company was the common parent or reporting entity;

(viii) neither the Company nor any Company Subsidiary is a party to or bound by any Tax allocation or sharing agreement;

(ix) each of the Company and each Company Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing by the Company or any Company Subsidiary to any employee, independent contractor, creditor, stockholder or other third party (including income, social security and employment tax withholding for all types of compensation, backup withholding and withholding on payment to non-United States persons);

(x) the Company and Company Subsidiaries will not be required, as a result of (A) a change in accounting method for any Tax period beginning before the Closing, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code entered into on or before the Closing Date (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing;

(xi) since January 1, 2001, no closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any Governmental Authority with respect to the Company or any Company Subsidiary;

(xii) no consent under former Section 341 of the Code has been filed with respect to the Company or any Company Subsidiary;

(xiii) neither the Company nor any Company Subsidiary has participated in any reportable transaction within the meaning of Regulations Section 1.6011-4, and neither the Company nor any Company Subsidiary has been a “material advisor” to any such transactions within the meaning of Section 6111 of the Code; and

(xiv) no Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the Purchase.

SECTION 3.18. Material Contracts. (a) Section 3.18(a) of Seller Disclosure Schedule lists, as of the date hereof, each of the following Contracts of the Company and the Company Subsidiaries (except for any Contracts that are within the scope of Section 3.14 hereof) (such Contracts being “Material Contracts”):

(i) any Contract relating to indebtedness for borrowed money (other than Contracts relating to the creation of deposit liabilities, repurchase agreements, purchase or sale of federal funds, Federal Home Loan Bank advances, and certificates of deposit entered into in the ordinary course of business consistent with past practice);

(ii) any Contract under which it is participating or has agreed to participate as a general partner, limited partner, limited liability company member, joint venturer or venture capital or similar investor;

(iii) any Contracts between or among the Company or any Company Subsidiary, on the one hand, and the Seller or any Affiliate of the Seller, on the other hand;

(iv) any employment, severance, termination, employee-like consulting or retirement Contract binding on it for aggregate payments to any Person in any calendar year in excess of $50,000 or with respect to the employment of, severance, retention or payment to, any of its directors and executive officers;

(v) any Contract providing for annual fees or other payments by it equal to or in excess of $50,000 in the aggregate (other than Contracts that fall within the scope of another category of this Section 3.18(a));

(vi) any Contract granting an Encumbrance, other than Permitted Encumbrances, upon any of its properties or assets;

(vii) any Contract entered into within the last five years relating to the acquisition or disposition of any business or assets (whether by merger, sale of stock, sale of assets or otherwise) contemplating an exchange of value in excess of $1,000,000, other than Contracts entered into in the ordinary course of business consistent with past practice;

(viii) any non-competition or non-solicitation Contract that limits or purports to limit the manner in which, the duration for which or the localities in which, its business is or could be conducted or the types of business that it conducts or may conduct;

(ix) any material Contract involving Intellectual Property or relating to the provision of data processing, network communication or other technical services to or by it (other than licenses for commercial “off-the-shelf” or “shrink-wrap” software that has not been modified or customized for the Company or Company Subsidiaries);

(x) any Contract relating to the settlement of any Action within the past three years with (A) any Governmental Authority or (B) any Person (other than a Governmental Authority) for an amount in excess of $100,000;

(xi) any Risk Management Contract; and

(xii) all written amendments, supplements and modifications in respect of the foregoing.

(b) Each Material Contract is a valid and binding agreement of the Company or the Company Subsidiary, as the case may be, and is in full force and effect with respect to the Company or the Company Subsidiary, as the case may be. The Seller has made available to the Purchaser prior to the date hereof a true and complete copy of each Material Contract. Except as set forth in Section 3.18(a) of Seller Disclosure Schedule, there are no other Material Contracts to which the Company or any Company Subsidiary is a party.

(c) Except as would not constitute a Material Adverse Effect: (i) There is no default under any Material Contract either by the Company or any Company Subsidiary, as the case may be, or, to the Knowledge of the Seller, a third party, that has not been cured or waived, (ii) there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default on the part of the Company or any Company Subsidiary, and (iii) to the Seller’s Knowledge, there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default on the part of a third party (other than the Company or any Company Subsidiary).

SECTION 3.19. Insurance. (a) Schedule 3.19(a) of Seller Disclosure Schedule sets forth a list of all insurance policies currently in effect with respect to the business of the Company and the Company Subsidiaries (other than title insurance policies related to the business of the Company or any Company Subsidiaries, but including title insurance policies for Owned Real Property to the extent within its possession or control) (collectively, the “Company Insurance Policies”). The types and amounts of coverage provided by the Company Insurance Policies are deemed by the Company to be usual and customary in the context of the business and the operations of such entities. All premiums with respect to the Company Insurance Policies have been paid to the extent due. No notice of cancellation, termination or reduction of coverage has been received with respect to any Company Insurance Policy.

(b) (i) There is no claim by the Company or any Company Subsidiary in excess of $100,000 pending under any Company Insurance Policy as to which coverage has been denied by the insurer or as to which, after reviewing the information provided with respect to such claim, the insurer has advised the Company or any Company Subsidiary, as the case may be, it intends to deny coverage, and (ii) the Company Insurance Policies are in full force and effect, except in each case for any such denial, failure to pay or comply or ineffectiveness that, individually or in the aggregate, would not reasonably be expected to constitute a Material Adverse Effect.

SECTION 3.20. Brokers; Transaction Expenses. Except for Morgan Stanley & Co. Incorporated and Sandler O’Neill & Partners, L.P., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller. The Seller is solely responsible for the fees and expenses of Morgan Stanley, Sandler O’Neill,

Shearman & Sterling LLP, Thacher Proffitt & Wood LLP and, except as otherwise contemplated by this Agreement, all other transaction-related costs and expenses of the Seller.

SECTION 3.21. Interest Rate Risk Management Instruments. Except as would not constitute a Material Adverse Effect, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements (the “Risk Management Agreements”), whether entered into for the Company’s own account or for the account of one or more Company Subsidiaries or their customers, if any, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of such party or one of its subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by the Bankruptcy and Equity Exceptions), and are in full force and effect. Neither the Company nor any Company Subsidiary, nor to the Seller’s Knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

SECTION 3.22. Disclaimer of the Seller. Except as set forth in this Agreement and the certificates described in Section 2.04, none of the Seller, its Affiliates or any of their respective officers, directors, employees or representatives makes or has made any other representation or warranty, express or implied, at law or in equity, in respect of the Company, the Company Subsidiaries, the Shares or any of the assets.

SECTION 3.23. Internal Controls over Financial Reporting. (a) The financial Books and Records are complete and accurate in all material respects and represent actual, bona fide transactions and have been maintained in accordance with sound business practices and in conformity with GAAP, as applicable.

(b) The system of internal controls over financial reporting of the consolidated Company is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are being made only in accordance with authorizations of management of the Company or the Company Subsidiaries, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

SECTION 3.24. Labor Matters. Neither the Company nor any Company Subsidiary is a party to any agreement with respect to its current employees with any labor union or any other employee organization, group or association organized for purposes of collective bargaining. To the Knowledge of the Seller, there are, and during the past three years there have been, no activities or proceedings of any labor union to organize its employees. During the past three years there has been, no strike, slowdown, work stoppage, lockout or, to the Knowledge of the Seller, threat thereof by or with respect to its employees. To the Knowledge of the Seller, neither the Company nor any Company Subsidiary, since January 1, 2003, has engaged, or is engaging, in any unfair labor practices or any other employment practices that violate applicable Law. Each of the Company and each Company Subsidiary has paid in full to all of its respective current employees, or adequately accrued in accordance with GAAP, all wages, salaries, commissions, bonuses, benefits and other compensation due to or payable on behalf of such employees.

SECTION 3.25. Books and Records. The Books and Records have been accurately maintained in all material respects, and there are no material inaccuracies reflected therein.

SECTION 3.26. Intercompany Indebtedness. Neither the Company nor any Company Subsidiary is owed any indebtedness by the Seller or any of its Affiliates (other than the Company or any Company Subsidiaries).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PURCHASER

Except as otherwise set forth in the disclosure schedule delivered by the Purchaser to the Seller on the date hereof (the “Purchaser Disclosure Schedule”), the Purchaser makes the following representations and warranties to the Seller as of the date hereof and as of the Closing Date; provided, however, that any representations and warranties that are made as of a specific date or that specifically reference “as of the date hereof” are only made as of such date:

SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership or operation of its assets or the conduct of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

SECTION 4.02. No Conflict. Assuming compliance with the approval and waiting period requirements of the BHC Act and assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Sections 3.05, 3.06 and 4.03, the execution, delivery and performance by the Purchaser of this Agreement does not and will not (a) violate, conflict with or result in the breach of any provision of the Constituent Documents of the Purchaser, (b) conflict with or violate any Law, Governmental Authorization or Governmental Order applicable to the Purchaser or its assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any material right or obligation of the Purchaser under any material contract to which the Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by the Purchaser does not and will not require any consent, approval, waiver or authorization from, action by, filing with, or notification to, any Governmental Authority, except (a) the Required Regulatory Approvals, or (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement.

SECTION 4.04. Investment Purpose. The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities Laws.

SECTION 4.05. Financing. At the Closing, the Purchaser will have sufficient immediately available funds to pay, in cash, the Purchase Price and all other amounts payable pursuant to this Agreement or otherwise necessary to consummate all the transactions contemplated hereby.

SECTION 4.06. Litigation. As of the date hereof, no Action by or against the Purchaser is pending or, to the best knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

SECTION 4.07. Brokers. Except for Bear, Stearns & Co. Inc. and Citigroup Global Markets, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser. The Purchaser shall be solely responsible for payment of the fees and expenses of Bear, Stearns & Co. Inc. and Citigroup Global Markets, Inc.

SECTION 4.08. Regulatory Approvals. As of the date hereof, (i) the Purchaser has no reason to believe that any Required Regulatory Approvals will not be obtained on a timely basis, and (ii) to the knowledge of the Purchaser, it does not have any reason to believe that it will be required to issue equity securities in connection with seeking, or in order to obtain, any such Required Regulatory Approvals. Without limiting the foregoing, as of the date hereof, neither the Purchaser nor any Affiliate of the Purchaser has any formal or informal agreements, arrangements or understanding with any Governmental Authority, either pending, threatened or in force, that would, nor is it the subject of any investigation or examination the results of which could reasonably be expected to, materially impede or delay the ability to obtain any governmental approvals or the consummation of the transactions contemplated hereby.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Conduct of Business Prior to the Closing. (a) The Seller covenants and agrees that, except as described in the related subsection of Schedule 5.01 of Seller Disclosure Schedule, between the date hereof and the Closing, the Seller shall cause the Company and each Company Subsidiary to: (x) conduct its business in the ordinary course of business consistent with past practice, and (y) use its reasonable efforts to preserve intact its business and relationships with customers, employees of the Company and the Company Subsidiaries and other Persons with whom or with which it has significant business relations. Except as described in the related subsection of Schedule 5.01 of Seller Disclosure Schedule, the Seller covenants and agrees that, between the date hereof and the Closing, without the prior written consent of the Purchaser (which consent will not be unreasonably withheld), neither the Company nor any Company Subsidiary will:

(i) except in the ordinary course of business and consistent with past practice, sell, transfer, license or otherwise dispose of or discontinue any of its assets, business or properties or permit or allow any of its assets or properties to be subjected to any Encumbrance, other than Permitted Encumbrances;

(ii) (A) issue or sell any of its capital stock, notes, bonds or other securities (or any option, warrant or other right to acquire the same), (B) redeem any of its capital stock, or (C) declare, make or pay any cash dividends or distributions to the holders of its capital stock, other than dividends, distributions and redemptions declared, made or paid by any Company Subsidiary solely to the Company or another Company Subsidiary;

(iii) merge with, enter into a consolidation with or acquire an interest in any Person or acquire outside of the ordinary course of business a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquire outside of the ordinary course of business any material assets or acquire or open any bank branches or banking offices;

(iv) except by way of issuance of letters of credit and other similar arrangements, or otherwise in the ordinary course of business consistent with past practice, (A) assume or guarantee the obligations of any other Person or (B) cancel, release, assign, or modify any indebtedness of any other Person owed to the Company or any Company Subsidiary in an amount in excess of $500,000;

(v) approve any new individual capital expenditure in excess of $25,000 or new capital expenditures that are, in the aggregate, in excess of $250,000;

(vi) make or purchase (A) any new extension of credit or enter into any new credit facilities secured by any form of real estate in an amount in excess of $2,500,000 (other than roll-overs of any existing loans) or (B) any new C&I loan in an amount in excess of $750,000;

(vii) except as may be required by Law or changes to accounting rules or regulations generally applicable in the U.S. banking industry, implement or adopt any material change in its credit risk and interest rate risk management and hedging policies, procedures or practices;

(viii) fail to maintain insurance coverage under insurance policies at presently existing levels so long as such insurance is available at commercially reasonable rates;

(ix) amend or restate its Constituent Documents;

(x) other than as required by applicable Law, (A) grant base salary, base wage or discretionary incentive compensation increases for any current employee, except in the ordinary course of business consistent with past practice; provided, however, that any such base salary, base wage or discretionary incentive compensation increase shall not exceed 3% of any such employee’s base salary, base wage or discretionary incentive compensation from the previous year; provided, further, that, except as authorized herein, no salary or wage increases shall be granted to any current employee that is a party to any employment, retention, change in control or similar agreement with the Company or any of the Company Subsidiaries, (B) establish, adopt, amend or terminate any Compensation and Benefit Arrangement, (C) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Compensation and Benefit Arrangement, to the extent not already provided in any such Compensation and Benefit Arrangement, (D) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Compensation and Benefit Arrangement or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (E) forgive any loans to directors, officers or employees of the Company, any Company Subsidiary or the Seller or any Affiliate thereof;

(xi) enter into any new line of business or introduce any new product or service that is significantly different from those offered as of the date hereof;

(xii) issue, pledge or sell any Shares to any Person, or issue, pledge or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any Shares or enter into any agreement obligating it to do any of the foregoing;

(xiii) incur any indebtedness for borrowed money, except in the ordinary course of business;

(xiv) make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any tax closing agreement, settle any claim for Taxes or assessments relating to the Company or any Company Subsidiary, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any claim for Taxes or assessments relating to the Company or any Company Subsidiary, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would increase the liability for Taxes of the Company or any Company Subsidiary for any period after the date of Closing;

(xv) (A) materially amend, waive, modify or consent to the termination of any Material Contract, (B) enter into any new Material Contract, or (C) enter into any Contract with any Affiliate or Related Person;

(xvi) settle any action, claim or proceeding filed or otherwise instituted against it if (A) such settlement contemplates payment by it of monetary damages in excess of $50,000, or (B) such settlement would contain relief against it other than monetary damages;

(xvii) fail to continue using its reasonable best efforts to effect the planned implementation of the “Recommendations” contained in KPMG’s “AML Assessment Key Findings and Recommendations”;

(xviii) change any method of accounting or accounting practice or policy, other than such changes required by GAAP;

(xix) fail to exercise any rights of renewal with respect to any lease of material Leased Real Property that by its terms would otherwise expire;

(xx) knowingly take any action intended or reasonably likely to result in (A) a Material Adverse Effect, (B) any of the conditions to the transactions contemplated hereby set forth in Article VIII not being satisfied in a timely manner, or (C) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable Law; and

(xxi) agree to take any of the actions specified in this Section 5.01(a), except as contemplated by this Agreement.

(b) Except as described in the related subsection of Schedule 5.01 of Seller Disclosure Schedule, the Seller covenants and agrees that, between the date hereof and the Closing, without the prior written consent of the Purchaser (which consent will not be unreasonably withheld), it will not, and it will cause its Affiliates to not:

(i) issue, pledge or sell any Shares to any Person, or issue, pledge or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any Shares or enter into any agreement obligating it to do any of the foregoing;

(ii) knowingly take any action intended or reasonably likely to result in (A) a Material Adverse Effect, (B) any of the conditions to the transactions contemplated hereby set forth in Article VIII not being satisfied in a timely manner, or (C) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable Law; and

(iii) agree to take any of the actions specified in this Section 5.01(b), except as contemplated by this Agreement.

(c) Except as described in the related subsection of Schedule 5.01 of Purchaser Disclosure Schedule, the Purchaser covenants and agrees that, between the date hereof and the Closing, without the prior written consent of the Seller (which consent will not be unreasonably withheld), it will not, and it will cause its Affiliates to not:

(i) knowingly take any action intended or reasonably likely to result in (A) any of the conditions to the transactions contemplated hereby set forth in Article VIII not being satisfied in a timely manner, or (B) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable Law; and

(ii) agree to take any of the actions specified in this Section 5.01(c), except as contemplated by this Agreement.

SECTION 5.02. Access to Information. (a) From the date hereof until the Closing, upon reasonable notice, the Seller shall cause the Company and each Company Subsidiary and each of their respective officers, directors, employees, and shall use its reasonable efforts to cause its consultants and representatives, to afford the Purchaser and its authorized representatives reasonable access to the offices, properties and Books and Records of the Company and each Company Subsidiary; provided, however, that any such access shall be afforded at the Purchaser’s expense, during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not to interfere with the normal operations of the business of the Company and the Company Subsidiaries. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to provide any access to the Purchaser if such access would, in the Seller’s or the Company’s reasonable discretion (i) cause material competitive harm to the Company or the Company Subsidiaries if the transactions contemplated hereby are not consummated, (ii) jeopardize any attorney-client or other legal privilege or (iii) contravene any applicable Laws.

(b) In order to facilitate the resolution of any claims made against or incurred by the Seller relating to the Business, for a period of seven years after the Closing or, if shorter, the applicable period specified in the Purchaser’s document retention policy, the Purchaser shall (i) retain the Books and Records of the Company and the Company Subsidiaries relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Seller reasonable access to such Books and Records; provided, however, that any such access shall be afforded at the Seller’s expense, during normal business hours, under the supervision of the Purchaser’s personnel and in such a manner as not to interfere with the normal operations of the business of the Purchaser, including the Company and the Company Subsidiaries. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be required to provide any access to the Seller if such access would reasonably (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws.

(c) In order to facilitate the resolution of any claims made against or incurred by the Purchaser relating to the Business, for a period of seven years after the Closing or, if shorter, the applicable period specified in the Seller’s document retention policy, the Seller shall (i) retain any information in its possession concerning the Company and the Company Subsidiaries relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser reasonable access to such information; provided, however, that any such access shall be afforded at the Purchaser’s expense, during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not to interfere with the normal operations of the business of the Seller. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to provide any access to the Purchaser if such access would reasonably (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws.

SECTION 5.03. Confidentiality. (a) The terms of the letter agreement dated as of June 27, 2005 (the “Confidentiality Agreement”) between the Company and the Purchaser are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Information (as defined in the Confidentiality Agreement) exclusively relating to the transactions contemplated by this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

(b) None of the access provided to the Purchaser pursuant to Sections 5.02(a) and 5.02(c) shall in any way amend or diminish the Purchaser’s obligations under the Confidentiality Agreement. The Purchaser acknowledges and agrees that any access provided to the Purchaser pursuant to Sections 5.02(a) and 5.02(c) or otherwise by the Seller, the Company, any Company Subsidiary or any officer, director, employee, agent, representative, accountant or counsel thereof shall be subject to the terms and conditions of the Confidentiality Agreement.

(c) From the date hereof through the Closing, the Seller shall cause the Company to use its reasonable best efforts to cause any Person to whom the Company has provided documents, data or other materials relating to the Company or the Company Subsidiaries in connection with the consideration of any business combination involving the Company to return or destroy any such documents, files, data or other materials in accordance with the confidentiality agreement between the Company and such Person.

SECTION 5.04. Commercially Reasonable Efforts. (a) Each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including using its commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied, (ii) the obtaining of all necessary Required Regulatory Approvals, (iii) the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Authority, and (iv) the obtaining of all other necessary consents, approvals or waivers from third parties. The Seller will use its commercially reasonable efforts to obtain the consents, approvals or waivers from third parties that are set forth on Schedule 3.05 and the Purchaser will provide such assistance, information and cooperation to the Seller as is reasonably required to obtain such third party consents.

Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall any party hereto be obligated to (A) agree to, or proffer to, divest or hold separate any portion of any business of the Company, the Company Subsidiaries, the Purchaser or any of its Affiliates, or enter into any Contract to license any of its assets to a third party, or (B) litigate or contest with any Governmental Authority any suit, claim, action, investigation or proceeding, whether judicial or administrative, or (C) in the case of the Purchaser and its Affiliates, agree to any commitment or condition with any Governmental Authority, including any Bank Secrecy Act commitment or condition, if such commitment or condition would impose or is reasonably likely to impose a material burden on the Purchaser and its Subsidiaries or the Company and the Company Subsidiaries or a material burden on the manner and method in which the businesses or operations of the Purchaser and its Subsidiaries or the Company and the Company Subsidiaries are conducted (a “Burdensome Condition”).

(b) The Purchaser and the Seller will provide such assistance, information and cooperation to each other as is reasonably required to obtain any Required Regulatory Approvals, other third party consents and any notices. In connection therewith, each party will notify the other promptly following the receipt of any comments from any Governmental Authority and of any request by any Governmental Authority for amendments, supplements or additional information in respect of any registration, declaration or filing with such Governmental Authority and will supply the other Person with copies of all material correspondence between such Person or any of its representatives, on the one hand, and any Governmental Authority, on the other hand, provided such disclosure is permitted under applicable Law.

(c) None of the Seller or its Affiliates shall be required to pay any amounts to any third party in connection with seeking to obtain any third party consents contemplated by clauses (a) and (b) of this Section 5.04.

SECTION 5.05. Names and Marks. (a) The Purchaser hereby acknowledges that all right, title and interest in and to the names “National Bank of Greece”, “NBG”, “NBG International Holdings B.V.”, together with all variations thereof and all trademarks, service marks, domain names, trade names, trade dress, corporate names and other identifiers of source in each case containing, incorporating or used together with any of the foregoing (the “Retained Names and Marks”) are owned by the Seller or its Affiliates. As soon as is commercially practicable after the Closing, but in no event later than 60 days, the Purchaser shall cause the Company and the Company Subsidiaries to cease doing business under the Retained Names and Marks.

(b) The Company and the Company Subsidiaries shall, for a period of 60 Business Days after the date of the Closing, be entitled to use all of their existing stocks of signs, letterheads, advertisements and promotional materials, Internet web sites and Internet domain names, inventory and other documents and materials (“Existing Stock”) containing the Retained Names and Marks, after which date the Purchaser shall cause the Company and each Company Subsidiary to remove or obliterate all Retained Names and Marks from such Existing Stock or cease using such Existing Stock, and transfer to the Seller any rights with respect to Internet domain names incorporating any Retained Names or Marks, to the extent owned or controlled by the Company.

(c) Except as expressly provided in this Agreement, no other right to use the Retained Names and Marks is granted by the Seller to the Purchaser or the Company and the Company Subsidiaries, whether by implication or otherwise, and nothing hereunder permits the Purchaser, the Company or any of the Company Subsidiaries to use the Retained Names and Marks on any documents, materials, products or services other than in connection with the Existing Stock. The Purchaser shall ensure that all use of the Retained Names and Marks by the Company and the Company Subsidiaries as provided in this Section 5.05 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Company and the Company Subsidiaries used the Retained Names and Marks prior to the Closing.

SECTION 5.06. Notifications. Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VIII of this Agreement becoming incapable of being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 5.07. Investigation. The Purchaser acknowledges and agrees that none of the Seller, the Company, KPMG nor any of their respective directors, officers, employees, agents, Affiliates or representatives has made, or shall be deemed to have made, and none of such Persons or the Seller or the Company shall be liable for or bound in any manner by, any express or implied representations, warranties, guaranties, promises or statements pertaining to the Company, any of the Company Subsidiaries, or any of their assets or businesses, except as specifically set forth or referenced in this Agreement, in the Guaranty and in the certificates described in Section 2.04.

SECTION 5.08. Competition. (a) None of the Seller nor any of its Affiliates shall, directly or indirectly:

(i) for a period of five years following the Closing Date, (A) engage in the business of, or own any equity interest in, manage, operate or control any Person that engages in the business of, the Company or any Company Subsidiary, as such business is conducted as of the date hereof, in the State of New York, the State of New Jersey or the State of Connecticut (whether or not through an office in such states), or (B) own any equity interest in, manage, operate or control any depository institution based in the State of New York, the State of New Jersey or the State of Connecticut (the “Restricted Territory”) or having an office therein (any of the foregoing, a “Competing Business”); provided, however, that (1) for the purposes of this Section 5.08(a), ownership of securities having no more than 5% of the outstanding voting power of any entity that is listed on any national securities exchange or traded actively in the national over-the-counter market shall not be deemed a violation of this Section 5.08(a), so long as the Person owning such securities and its Affiliates have no other connection or relationship with such entity, and (2) ownership of a Person that conducts a Competing Business that is the result of (x) the merger of the ultimate parent of the Seller (as of the date hereof) with any non-United States entity or (y) the acquisition of any non-United

States entity by the ultimate parent of the Seller (as of the date hereof) shall not be deemed to be a violation of this Section 5.08(a) if, in the case of either (x) or (y), at least 75% of the total consolidated assets of such non-United States entity and its ultimate parent entity are held by a Person or Persons that do not conduct a Competing Business and so long as the Competing Business shall not receive, obtain or use any information relating to or with respect to the Company or the Company Subsidiaries or their respective customers; and

(ii) for a period of five years following the Closing Date (A) solicit any employee of the Company (or any successor thereto) or any Company Subsidiary (or any successor thereto) to terminate his or her employment with the Company (or any successor thereto) or any Company Subsidiary or to accept any other position or employment or hire any such employee or (B) enter into any independent contractor relationship with, hire or assist any other Person in hiring any employee of the Company (or any successor thereto) or any Company Subsidiary (or any successor thereto) other than through general solicitations not specifically directed at such employees and in response to reference requests from prospective employers.

(b) The Seller shall, and shall cause its Affiliates to, use its and their reasonable efforts to (i) keep secret and confidential all business-related information about the Company and the Company Subsidiaries, including information about business contacts, transactions, Contracts, intellectual property, finances, personnel, products and pricing, customers or corporate affairs, and (ii) from and after the Closing, not disclose any such information to any Person or otherwise use any such information, except to the extent required by Law.

(c) The Seller acknowledges that the covenants in this Section 5.08 are necessary in order to induce the Purchaser to enter into and consummate the transactions contemplated by this Agreement, are required by the Purchaser for the purpose of preserving the business acquired by it in connection with the transactions contemplated by this Agreement and that the Purchaser would not enter into and consummate the transactions contemplated by this Agreement without the agreement of the Seller to the covenants contained in this Section 5.08. The Seller also acknowledges that the scope, duration and geographic limitations contained in this Section are reasonable given the nature of the Company’s and the Company Subsidiaries’ businesses and the nature of the Competing Business. In the event that any of the provisions of this Section should ever be adjudicated to exceed the time, scope, geographic, or other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, scope, geographic or other limitations enforceable under applicable Law. The Seller further acknowledges that a violation of this Section would cause immeasurable injury to the Purchaser and that, in the event of a breach by the Seller of this Section, the Purchaser will not have an adequate remedy at law. Accordingly, in the event of any such breach, the Purchaser shall be entitled to such equitable and injunctive relief as may be available to restrain the Seller and any other Person participating in such breach from the violation of the provisions hereof in any court of competent jurisdiction and injunctive relief without the necessity of posting a bond or proving special damages. Nothing herein, however, shall be construed as prohibiting the Purchaser from pursuing any other remedies available at Law or equity for such breach, including the recovery of damages.

SECTION 5.09. Certain Contracts. Section 5.09 of Seller Disclosure Schedule contains a listing of all contracts between the Company and/or the Company Subsidiaries, on the one hand, and the Seller and its Affiliates (other than the Company or the Company Subsidiaries), on the other hand, as of the date hereof. Except as indicated on Section 5.09 of Seller Disclosure Schedule or as mutually agreed in writing by the parties prior to the Closing, the Seller will cause the Company and the Company Subsidiaries to terminate each contract listed on Section 5.09 of Seller Disclosure Schedule immediately prior to the Closing.

SECTION 5.10. [Intentionally Deleted].

SECTION 5.11. Intercompany Indebtedness. Prior to the Closing, the Seller shall cause all indebtedness owed by the Seller or any Affiliate of the Seller (other than the Company or the Company Subsidiaries) to the Company or any Company Subsidiary to be paid in full.

SECTION 5.12. Certain Modifications. The Purchaser and the Seller agree to consult with respect to the loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) of the Company and the Company Subsidiaries, and, immediately prior to the Closing, the Company shall make such modifications or changes to such policies and practices, if any, as the Purchaser shall reasonably request in writing; provided, that (i) the Purchaser shall have waived all conditions to Closing and shall be ready, willing and able to consummate the Purchase, (ii) the Purchaser shall bear all costs and expenses arising out of or related to any such modifications, including that any expenses associated with such modifications shall not affect the calculation of Consolidated Total Shareholder’s Equity; and (iii) the Seller’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies and practices which may be undertaken on account of this Section 5.12.

SECTION 5.13. Inactive Subsidiaries. Prior to the Closing, the Company shall dissolve or sell or otherwise transfer the ownership of each of Atlantic Financial Services, Inc., Atlantic 960 Corporation and Yonkers Financial Services Corporation (collectively, the “Inactive Subsidiaries”) to an entity other than the Company or a Company Subsidiary, and shall present to the Purchaser evidence of such transfer. Any sale or transfer in accordance with this Section 5.13 shall be consummated in a manner that will not have any negative impact on the Consolidated Total Shareholder’s Equity.

SECTION 5.14. Execution of Agreements for the Company Purchase and Assumption; Conversion of Operating Systems. (a) Upon the Purchaser’s request, the Company shall enter into an agreement with a wholly owned Subsidiary of the Purchaser to effect the Company Purchase and Assumption, the effectiveness of which shall be contingent upon the occurrence of the Closing; provided, that (i) the Purchaser shall bear all costs and expenses arising out of or related to any such agreement and the Company Purchase and Assumption, including that any expenses associated with the negotiation and execution of such agreement and the consummation of the Company Purchase and Assumption shall not affect the calculation of Consolidated Total Shareholder’s Equity; and (ii) the Seller’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any action taken on account of this Section 5.14.

(b) The Company shall reasonably cooperate with the Purchaser to effect any conversion of the operating systems of the Company and the Company Subsidiaries to those of the Purchaser or its Affiliates on the Closing Date or as soon thereafter as is reasonably practicable. In connection therewith, the Company shall, from and after the date hereof through the Closing, reasonably assist the Purchaser in making and sending notices, information and materials to the customers and service providers of the Company and the Company Subsidiaries.

SECTION 5.15. Further Assurances. At any time after the Closing Date, the Seller and the Purchaser shall, and the Purchaser shall cause the Company and any Company Subsidiary to, promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by the Seller or the Purchaser, as the case may be, and necessary for the Seller or the Purchaser, as the case may be, to satisfy its respective obligations hereunder or obtain the benefits contemplated hereby.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01. Employee Benefits. (a) Following the Closing Date, the Current Employees will be eligible to participate in the employee benefit plans of the Purchaser on substantially the same terms and conditions of similarly situated employees of the Purchaser; provided, however, that the Current Employees will not be eligible to participate in the Purchaser ESOP until such participation is administratively practicable, but that such participation is anticipated to be no later than January 2, 2007. The Purchaser shall honor all employee benefit obligations to current and former employees under the Compensation and Benefit Arrangements to the extent such plans and obligations are set forth on Schedule 3.16(a) of Seller Disclosure Schedule. Notwithstanding the foregoing, nothing contained herein shall obligate Purchaser, or any of its Affiliates to (i) maintain any particular Compensation and Benefit Arrangement or (ii) retain the employment of any particular employee. With respect to any employee benefit plans of the Purchaser in which any Current Employee first becomes eligible to participate on or after the Closing, the Purchaser shall (x) waive all preexisting conditions, activity-at-work requirements, exclusion and waiting periods with respect to participation and coverage requirements under the Purchaser’s plans to the extent they were inapplicable to, or were satisfied under, the Company’s plans, (y) recognize service of the Current Employees which was credited under the Company’s plans for purposes of eligibility and vesting (but not benefit accrual) under the Purchaser’s Plans, and (z) cause any eligible expenses incurred by any Current Employee and his or her covered dependents during the portion of the plan year ending on the date such employee’s participation in the corresponding plan of Purchaser begins to be taken into account under such plan of the Purchaser’s Parent Employee Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Current Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Purchaser’s plan.

(b) Prior to the Closing, if requested by Purchaser in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company and/or the Company Subsidiaries, as applicable, shall cause to be amended the employee benefit plans and arrangements of it and the Company Subsidiaries to the extent necessary to (i) provide that no employees of Seller and its subsidiaries shall commence participation therein following the Closing Date, and (ii) comply as to form with Section 409A of the Code. Prior to the Closing, the Seller, the Company and/or the Company Subsidiaries, as applicable, shall cause the Atlantic Bank of New York Retirement Plan (the “Retirement Plan”), as restated effective January 1, 1996 and amended through February 27, 2002, to be frozen effective immediately prior to the Closing, and shall cause an amount to be contributed to the Retirement Plan (if any) such that the Retirement Plan assets are at least equal to the Retirement Plan liabilities on a termination basis as of the date of the Retirement Plan freeze, using the actuarial methods and assumptions (including, without limitations, interest rate assumptions) used in the most recent actuarial valuation for the Retirement Plan; provided, however, that no contributions need to be made to the extent that such contributions are not tax-deductible for federal tax purposes.

(c) Each of the Seller and the Purchaser (as a purchase price adjustment or a capital contribution) shall make a payment of $1,600,000 to the Company immediately following the Closing in connection with the Special Incentive Plan, adopted on May 10, 2005, as amended through the date of this Agreement (the “SIP”). In the event the amount paid or payable under the SIP is less than $5,000,000, there shall be a pro rata reduction in the amount of the payment to be made to the Company hereunder.

ARTICLE VII

TAX MATTERS

SECTION 7.01. Tax Indemnities. (a) The Seller shall indemnify and hold the Purchaser harmless against Excluded Taxes. The Purchaser shall be responsible for and shall indemnify and hold the Seller harmless against all Taxes (including, without limitation, REIT Taxes and Taxes (whether arising or imposed on, before or after the Closing) resulting from or other otherwise attributable to the transactions contemplated by Sections 2.08 and 5.14) imposed on the Company or any Company Subsidiary other than Excluded Taxes. Notwithstanding anything to the contrary set forth herein, with respect to indemnification claims against the Seller pursuant to this Section 7.01(a)(other than with respect to Taxes assessed under any non-U.S. Law and imposed on or payable by the Purchaser, its U.S. Affiliates, the Company or any Company Subsidiary in respect of the sale of Shares by the Seller to the Purchaser), the Seller shall not be liable and no claim shall be made against the Seller pursuant to this Section 7.01(a) unless and until the aggregate amount of the Seller’s indemnification obligation under this Section 7.01(a) exceeds $50,000, in which event the Seller shall be liable only for the amount of its indemnification obligation in excess of $50,000; provided, further, however, the Seller shall not be liable and shall have no obligation to make any indemnity payments under Section 7.01(a) with respect to Excluded Taxes or other Losses resulting from or otherwise attributable to a breach by the Purchaser or any Affiliate of the Purchaser (including the Company or any Company Subsidiary) of their covenants in this Article VII and the Purchaser shall indemnify and hold the Seller harmless against any Taxes or other Losses attributable to such breach.

(b) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the taxable period ending on the date of the Closing shall be:

(i) in the case of Taxes imposed on or measured by reference to gross or net income or receipts, and franchise, net worth, capital or other doing business Taxes, or other Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable if the taxable year for all such Taxes ended on the date of the Closing; and

(ii) in the case of all other Taxes, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the date of the Closing and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 7.01(b) shall be computed by reference to the level of such items on the date of the Closing. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Company and the Company Subsidiaries, as the case may be.

(c) Payment by the indemnifying party of any amount due under this Section 7.01 shall be made within twenty (20) days following written notice by the indemnified party that payment of such amounts to the appropriate Governmental Authority is due; provided, however, that the Purchaser shall comply with its obligation to promptly notify the Seller under Section 7.03(a); and provided further, however that the indemnifying party shall not be required to make any payment earlier than three (3) days before it is due to the appropriate Governmental Authority. Notwithstanding anything to the contrary herein, if the Seller receive an assessment or other notice of Taxes due with respect to the Company and any Company Subsidiary for any taxable period (or portion of any Straddle Period ending on or before the date of the Closing) for which the Seller is not responsible, in whole or in part, pursuant to paragraph (a) of this Section 7.01, then the Purchaser shall pay such Taxes, or if the Seller pays such Taxes, then the Purchaser, the Company or any Company Subsidiary shall pay to the Seller the amount of such Taxes for which the Seller is not responsible within three (3) days following such payment. In the case of a Tax that is contested in accordance with the provisions of Section 7.03, payment of the Tax to the appropriate Governmental Authority will be considered to be due no earlier than the date a final determination to such effect is made by the appropriate Governmental Authority or court.

SECTION 7.02. Tax Refunds and Tax Benefits. (a) Any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) or any offset of any Tax refund, credit or similar benefit against REIT Taxes relating to taxable periods ending on or before the date of the Closing shall be the property of the Seller, and if received by the Purchaser, the Company or any Company Subsidiary, shall be paid over promptly to the Seller net of any tax payable by the Purchaser, the Company or any Company Subsidiary by virtue of the receipt of such refund. The Purchaser shall, if the Seller so requests and at the Seller’s expense, cause the Company or other relevant entity to file for and use its reasonable best efforts to obtain the receipt of any refund to which the Seller is entitled under this Section 7.02, including the filing of amended Tax Returns. In calculating the amount of any Tax refund, credit or similar benefit attributable to the carryforward of losses from a taxable period ending on or before the date of the Closing priority shall be given to the use of such carryforwards over other Tax attributes (such as losses, credits or similar items) that may be or become available.

(b) Any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) or any offset of any Tax refund, credit or similar benefit against REIT Taxes of the Company or the Subsidiaries for any Straddle Period shall be equitably apportioned between the Seller and the Purchaser. The Purchaser and the Seller shall jointly control the prosecution of any refund claim with respect to Straddle Period Taxes and shall split the expenses thereof on a basis that reflects the relative amount of refunds claimed by each party.

(c) Except to the extent provided in this Agreement, any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) of the Company or the Company Subsidiaries for any taxable period beginning after the date of Closing shall be for the account of the Purchaser and the Purchaser shall be entitled to any refund of Taxes of the Company and the Company Subsidiaries received for any post-Closing Tax Period.

(d) If an adjustment or other assessment is made by a Governmental Authority in respect of taxable periods (or portions thereof) ending on or before the date of the Closing that increases the aggregate amount of Taxes indemnified against by the Seller pursuant to Section 7.01(a) or otherwise increases the taxable income for the Company or any Company Subsidiary in a taxable year (or portions thereof) ending on or before the date of Closing, and (i) reduces the amount of REIT Taxes, (ii) decreases the Tax Liability payable by the Purchaser, the Company or the Company Subsidiaries or (iii) otherwise provides them with a Tax deduction or other benefit that reduces their taxable income for any taxable period beginning after the date of the Closing (a “Carryover Tax Benefit”), the aggregate amount of Taxes indemnified against by Seller pursuant to Section 7.01(a) shall be decreased by the Carryover Tax Benefit. If the Carryover Tax Benefit to the Purchaser exceeds the decrease in the amount indemnified against by the Seller, the Purchaser shall pay such excess Carryover Tax Benefit to the Seller within ten (10) days of the date on which such Carryover Tax Benefit is reflected on a Tax Return of the Purchaser or any Affiliate of the Purchaser (including the Company or any Company Subsidiary).

SECTION 7.03. Contests. (a) After the Closing, the Purchaser shall promptly notify the Seller in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on the Purchaser, its Affiliates, the Company or any Company Subsidiary which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification by the Seller under Section 7.01. Such notice shall contain factual information (to the extent known to the Purchaser, its Affiliates, the Company or any Company Subsidiary) describing the asserted liability for Taxes in reasonable detail and shall include copies of any notice or other document received from any Governmental Authority in respect of any such asserted liability for Taxes. Failure to give prompt notice of a

Tax Claim shall not relieve the Seller of liability under this Agreement except to the extent that the Seller demonstrates that the Seller’s position is materially prejudiced as a result thereof.

(b) In the case of a Tax audit or administrative or judicial proceeding (a “Contest”) that relates to taxable periods ending on or before the date of the Closing, the Seller shall have the sole right, at its expense, to direct and control the conduct of, or pursue or settle, such Contest. Neither the Purchaser, the Company or any Company Subsidiary, on the one hand, nor the Seller, on the other hand, shall enter into any compromise or agree to settle any claim pursuant to such audit or proceeding which would adversely affect the other party for such taxable period or a subsequent taxable period without the written consent of the other party, which consent may not be unreasonably withheld.

(c) With respect to any Contest relating to a Straddle Period, (A) each of the Seller and the Purchaser may participate in the Contest, (B) such Contest shall be contested and defended by the party which would bear the burden of the greater portion of the sum of any adjustment and any corresponding adjustments that reasonably may be anticipated (as determined under Section 7.01(b)); provided that neither the Purchaser, the Company or any Company Subsidiary, on the one hand, nor the Seller, on the other hand, shall enter into any compromise or agree to settle any claim pursuant to such audit or proceeding which would adversely affect the other party for such taxable period or a subsequent taxable period without the written consent of the other party, which consent may not be unreasonably withheld.

(d) Except as otherwise provided herein, in the event of a Contest that involves issues (A) relating to a potential adjustment for which the party required to make an indemnity payment (the “Tax Indemnifying Party”) has liability, and (B) that are required to be dealt with in a proceeding that also involves separate issues that could affect the Taxes of the party seeking indemnification (the “Tax Indemnified Party”), to the extent permitted under applicable Law, (x) the Tax Indemnifying Party shall have the right at its expense to control the Tax Claim but only with respect to the former issues, and (y) the Tax Indemnified Party shall have the right at its expense to control the Tax Claim but only with respect to the latter issues. Neither the Purchaser, the Company or any Company Subsidiary, on the one hand, nor the Seller, on the other hand, shall enter into any compromise or agree to settle any claim pursuant to such audit or proceeding which would adversely affect the other party for such taxable period or a subsequent taxable period without the written consent of the other party, which consent may not be unreasonably withheld.

(e) The Purchaser and the Seller agree to cooperate, and the Purchaser agrees to cause the Company and the Company Subsidiaries to cooperate, in the defense against or compromise of any claim in any Contest.

SECTION 7.04. Preparation of Tax Returns. (a) The Seller shall prepare and file (or cause to be prepared and filed with the assistance of Purchaser, the Company and the Company Subsidiaries) all Tax Returns relating to the Company and each Company Subsidiary for taxable periods ending on or before the date of the Closing.

(b) The Purchaser shall prepare and file (or cause the Company and the Company Subsidiaries to prepare and file) all Tax Returns that relate to the Company or any

Company Subsidiary for taxable periods ending after the date of the Closing (including Straddle Periods); it being understood that all Taxes shown as due and payable on such Tax Returns shall be the responsibility of the Purchaser (including any Taxes reserved for on the Financial Statements), except for such Taxes that are the responsibility of the Seller pursuant to Section 7.01 which the Seller shall pay in accordance with this Article VII. Such Tax Returns with respect to Straddle Periods shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by an intervening change in Law. With respect to any Tax Return with respect to any Straddle Period required to be filed with respect to the Company or any Company Subsidiary after the date of the Closing and as to which Taxes are allocable to the Seller under Section 7.01 hereof, the Purchaser shall provide the Seller and its authorized representative with a copy of such completed Tax Return and a statement (with which the Purchaser will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is allocable to the Seller pursuant to Section 7.01 at least 30 days prior to the due date (including any extension thereof) for filing of such Tax Return, and the Seller and its authorized representative shall have the right to review and comment on such Tax Return and statement prior to the filing of such Tax Return. The Seller and the Purchaser agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by the Seller or its authorized representative. The Purchaser agrees to reflect in good faith the reasonable comments of the Seller or its authorized representative on such Tax Return.

(c) The Seller shall be responsible for filing any Tax Returns of the Company or of the Company Subsidiaries for taxable periods ending on or prior to the date of the Closing which are required as a result of examination adjustments made by the IRS or by the applicable state, local or foreign Governmental Authority for such taxable years as finally determined; provided, however, that nothing in this Section 7.04(c) shall limit the rights of the Purchaser or the Seller with respect to any Contest. With respect to those jurisdictions in which separate Tax Returns are filed by the Company or the Company Subsidiaries, any required amended Tax Returns resulting from such examination adjustments, as finally determined, shall be prepared by the Seller and furnished to the Purchaser, the Company or the Company Subsidiaries, as the case may be, for signature and filing at least thirty (30) days prior to the due date for filing such Tax Returns.

SECTION 7.05. Tax Cooperation and Exchange of Information. (a) The Seller and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchaser shall cause the Company and the Company Subsidiaries to provide such cooperation and information) in preparing and filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. To the extent reasonably requested by the Seller, the Purchaser shall authorize (or cause the Company and the Company Subsidiaries to authorize) by appropriate powers of attorney such Persons that the Seller shall designate to represent the Company or the Company Subsidiary in connection with a Contest relating to Taxes that is controlled by the Seller. The Seller and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis during regular business hours to provide explanations of any documents or information provided under this Section 7.05. Notwithstanding anything to the contrary in Section 5.02, each of the Seller and the Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Company or any Company Subsidiary for any taxable period that includes the date of the Closing and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six years following the due date (without extension) for such Tax Returns. After such time, before the Seller or the Purchaser shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party shall be given an opportunity, after ninety (90) days, prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense). Any information obtained under this Section 7.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

(b) With respect to any dispute or disagreement between the Seller and the Purchaser relating to Taxes, the parties shall cooperate in good faith to resolve such dispute between them; but if the parties are unable to resolve such dispute, the Seller and the Purchaser shall submit the dispute to the CPA Firm for resolution, which resolution shall be, absent manifest error, final, conclusive and binding on the parties. Notwithstanding anything in this Agreement to the contrary, the fees and expenses relating to any dispute as to the amount of Taxes owed by either of the Parties shall be paid by the Seller, on the one hand, and the Purchaser, on the other hand, in proportion to each party’s respective liability for the portion of the Taxes in dispute, as determined by the CPA Firm.

SECTION 7.06. Conveyance Taxes. Notwithstanding anything to the contrary in this Agreement, all Conveyance Taxes that may be imposed on, or payable, collectible or incurred in connection with the Purchase of the Shares shall be borne fifty percent (50%) by the Purchaser and fifty percent (50%) by the Seller, and any and all Conveyance Taxes that may be imposed on, or payable, collectible or incurred in connection with the transactions contemplated by Sections 2.08 and 5.14 or otherwise shall be borne by the Purchaser. The Purchaser and the Seller agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the Purchaser to comply with any pre-Closing filing requirements.

SECTION 7.07. Tax Covenants. (a) To the extent permitted by Law, the Seller and the Purchaser shall take all actions reasonably necessary to terminate the taxable year of the Company on the date of the Closing. To the extent any taxable year of the Company is terminated on the date of the Closing, the parties hereto shall cause the Company to file all Tax Returns for the period including the date of the Closing on the basis that the relevant taxable period ended as of the close of business on the date of the Closing, unless the relevant Governmental Authority will not accept a Tax Return filed on that basis.

(b) If the Purchaser or any Affiliate of the Purchaser amends, refiles or otherwise modifies, or causes or permits the Company or any Company Subsidiary to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any taxable period (or portion thereof), ending on or before the date of the Closing, then the Seller shall have no obligation to make any indemnity payments under this Article VII with respect to Excluded Taxes arising from or otherwise imposed as a result of the amending, refiling or otherwise modifying any such Tax election or Tax Return, and the Purchaser shall indemnify and hold the Seller harmless in respect of any Taxes, costs, expenses or any adverse Tax consequences arising from or otherwise imposed as a result of such action by the Purchaser or any Affiliate of the Purchaser (including the Company or any Company Subsidiary).

(c) If for any taxable year beginning after the date of the Closing, the Purchaser or its Affiliates (including the Company or a Company Subsidiary) incurs a net operating loss that may be carried back to taxable periods ending on or before the date of the Closing, the Purchaser or its Affiliates shall make (or cause the Company or Company Subsidiary to make) an election to relinquish the entire carryback period with respect to any such net operating loss.

(d) If for any taxable year beginning after the date of the Closing, the Purchaser or its Affiliates (including the Company or a Company Subsidiary) incurs a Tax attribute that must be carried back to taxable periods ending on or before the date of the Closing (a “Carryback Item”), the Purchaser or its Affiliates may (or may cause the Company or Company Subsidiary to) file a refund claim reflecting such Carryback Item, provided, however, that the Purchaser indemnifies the Seller and holds the Seller harmless in respect of any Taxes, costs, expenses or any adverse Tax consequences for any adverse tax consequence arising from or otherwise imposed as a result of such carryback.

(e) Neither the Purchaser nor any Affiliate of the Purchaser shall make any election under Section 338 of the Code with respect to, or otherwise in connection with, the transfer of the stock of the Company and the Company Subsidiaries pursuant to this Agreement. For the avoidance of doubt, the parties agree that the Seller shall not be required to indemnify the Purchaser for any Taxes resulting from an election or deemed election under Section 338 of the Code with respect to, or otherwise in connection with, the transfer of the stock of the Company and the Company Subsidiaries pursuant to this Agreement.

(f) The Seller and the Purchaser agree to treat the Purchase of Shares as a transfer of stock for U.S. federal income tax purposes. The Purchaser will report the Tax consequences of the transactions contemplated by Sections 2.08 and 5.14 on its consolidated U.S. federal income tax return following the Closing.

SECTION 7.08. Miscellaneous. (a) For Tax purposes, the parties agree to treat all payments made under this Article VII, under any other indemnity provisions contained in this Agreement, and for any breaches of representations, warranties, covenants or agreements, as adjustments to the Purchase Price or as capital contributions, as applicable.

(b) This Article VII shall be the sole provision governing indemnities for Taxes under this Agreement.

(c) For purposes of this Article VII, all references to the Purchaser, the Seller, Affiliates, the Company and any Company Subsidiary include successors.

(d) Notwithstanding any provision in this Agreement to the contrary, the representations and warranties contained in Section 3.17 and the covenants and agreements of the parties hereto contained in this Article VII shall survive the Closing and shall remain in full force until the expiration of the applicable statutes of limitations, taking into account any extensions or waivers thereof, on the assessment or collection of Tax with respect to any Taxes that would be indemnified against under this Article VII.

(e) Payments by the Seller under this Article VII shall be limited to the amount of any liability or damage that remains after deducting therefrom any net Tax benefit from amounts indemnified against and any indemnity, contribution or other similar payment recoverable by the Purchaser, the Company or any of the Company Subsidiaries or any Affiliates of the Purchaser from any third party with respect thereto.

(f) Notwithstanding any other provision of this Agreement, (i) the Seller shall not be entitled to any information relating to, or a copy of, any consolidated, combined, affiliated or unitary Tax Return which includes the Purchaser, and (ii) neither the Purchaser nor any of its Affiliates shall be entitled to any information relating to, or a copy of, any consolidated, combined, affiliated or unitary Tax Return of the Seller or its Affiliates (other than the Company or the Company Subsidiaries); provided, however, that the Seller shall be entitled to a copy of a pro forma Tax Return for the Company and the Company Subsidiaries that the Seller reasonably requires to file any Tax Return, amended Tax Return or claim for refund, determine a liability or an amount indemnified against for Taxes or with respect to any contest, audit or other proceeding with respect to Taxes.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01. Conditions to the Obligations of the Purchaser and the Seller. The obligations of the parties hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent), or instituted any Action to enact, issue, promulgate, enforce or enter any Law or Governmental Order (whether temporary, preliminary or permanent), that has or would have the effect of making the transactions contemplated by this Agreement illegal or otherwise enjoining or prohibiting the consummation of such transactions.

(b) Consents and Approvals. All Required Regulatory Approvals shall have been obtained without the imposition of any Burdensome Condition.

SECTION 8.02. Conditions to the Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of the following condition:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement (A) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing and, (B) that are qualified as to “materiality” shall be true and correct in all material respects as of the Closing, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct in all respects, as the case may be, as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects.

SECTION 8.03. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Seller contained in this Agreement (other than the representations and warranties contained in Sections 3.03, 3.07, 3.09(iii) and 3.20) that are not qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing and that are qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects as of the Closing (other than such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct in all respects, as the case may be, as of such other date), except where any failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not constitute a Material Adverse Effect, (ii) the representations and warranties of the Seller contained in Section 3.07 shall be true and correct in all material respects as of the Closing, (iii) the representations and warranties of the Seller contained in Sections 3.03, 3.09(iii) and 3.20 shall be true and correct in all respects as of the Closing (other than any such representations and warranties that are made as of another date, in which case such representations and warranties shall be true and correct in all respects as of such other date) and (iv) the covenants and agreements contained in this Agreement to be complied with by the Seller at or before the Closing shall have been complied with in all material respects.

(b) Resignations. Such members of the Board of Directors of the Company and the Company Subsidiaries (to the extent such members are designees of the Company or any Company Subsidiary) as requested by the Purchaser no later than one Business Day preceding the Closing shall have tendered their written resignations from the Board of Directors of the Company or the Company Subsidiaries, as the case may be (but not as employees, if such member is an employee), effective upon consummation of the Closing.

(c) New Governmental Orders. Neither the Company nor any Company Subsidiary shall have become subject to, since the date hereof, any (i) cease and desist order of, or “written agreement” with, the FDIC or the New York Banking Department, (ii) material fine (as defined in that certain letter agreement, dated as of the date hereof, between the Seller and the Purchaser), or (iii) sanction by a bank regulatory authority with supervisory authority over the Company if such sanction would impose or is reasonably likely to impose a material burden on the Purchaser and its Subsidiaries or the Company and the Company Subsidiaries or a material burden on the manner and method in which the businesses or operations of the Purchaser and its Subsidiaries or the Company and the Company Subsidiaries are conducted.

(d) FIRPTA Certificate. The Company shall provide to the Purchaser a certificate in the form attached hereto as Annex 1.

(e) Opinions of Counsel. The Purchaser shall have received the opinions of Shearman & Sterling LLP, Loyens & Loeff N.V. and T.J. Koutalidis Law Office, dated the Closing Date, substantially in the form attached hereto as Annexes 2, 3 and 4, respectively.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

SECTION 9.01. Survival. The representations and warranties of the Seller and the Purchaser contained in this Agreement shall survive the Closing only for the periods set forth in this Section 9.01. All of the representations and warranties of the Seller and the Purchaser contained in this Agreement and all claims and causes of action with respect thereto shall terminate on the date that is twenty-one months after the Closing Date, except that (w) the representations and warranties in Sections 3.01, 3.02, 3.03, 3.20, 4.01 and 4.07 shall survive indefinitely, (x) the representations and warranties in Section 3.17 shall survive as set forth in Article VII hereof, (y) the representations and warranties in Sections 3.12 and 3.16 shall terminate on the date that is five years after the Closing Date, and (z) the representations and warranties in Section 3.14(b) shall survive until all loans referred to therein have been paid in full or otherwise cancelled or discharged. The covenants and agreements of the parties herein shall survive until performed. Notwithstanding the foregoing, in the event that notice of any claim for indemnification under Section 9.02 or Section 9.03 hereof shall have been given pursuant to Section 9.06 and Section 11.02 within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such indemnification claim until the date such claim is finally and fully resolved.

SECTION 9.02. Indemnification by the Purchaser. Subject to the other provisions of this Article IX (including Section 9.04), from and after the Closing, the Purchaser hereby agrees that it shall, and shall cause the Company to, indemnify, defend and hold harmless the Seller, its Affiliates, and, if applicable, its directors, officers, shareholders, partners, attorneys, accountants, agents and employees (the “Seller Indemnified Parties”) from, against and in respect of any damages, claims, losses, charges, actions, suits, proceedings, deficiencies, Taxes, interest, penalties, and reasonable costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses and losses or damages resulting from any lost Tax deductions, but net of any Tax benefits for amounts indemnified against, reserves or insurance coverage) (collectively, “Losses”) imposed on, sustained, incurred or suffered by any of the Seller Indemnified Parties, to the extent arising from (i) any breach of any representation or warranty

(in all cases without giving effect to any materiality or Material Adverse Effect qualifications thereto) made by the Purchaser contained in this Agreement (other than in respect of Taxes and other amounts indemnified in Article VII), and (ii) any breach of any covenant or agreement of the Purchaser contained in this Agreement (other than in respect of Taxes and other amounts indemnified in Article VII); provided, however, that the Seller Indemnified Parties shall have provided notice of a claim under this Section 9.02 in accordance with Section 9.06.

SECTION 9.03. Indemnification by the Seller. Subject to the other provisions of this Article IX (including Section 9.04), from and after the Closing, the Seller hereby agrees to indemnify, defend and hold harmless the Purchaser, its Affiliates and, if applicable, their respective directors, officers, shareholders, partners, attorneys, accountants, agents and employees (the “Purchaser Indemnified Parties” and, collectively with the Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising from (i) any breach of any representation or warranty (in all cases without giving effect to any materiality or Material Adverse Effect qualifications thereto and, with respect to the representations and warranties contained in clauses (ii) and (iii) of Section 3.10(a), clauses (x) and (z) of Section 3.13(a), Section 3.13(b) and Section 3.13(d), without giving effect to any Knowledge qualifiers contained therein) made by the Seller contained in this Agreement (other than in respect of Taxes and other amounts indemnified in Article VII), or (ii) any breach of any covenant or agreement of the Seller contained in this Agreement (other than in respect of Taxes and other amounts indemnified in Article VII); provided, however, that the Purchaser Indemnified Parties shall have provided notice of a claim under this Section 9.03 in accordance with Section 9.06.

SECTION 9.04. Limits on Indemnification.

(a) An Indemnifying Party shall not be liable to the Indemnified Parties for any Losses pursuant to Section 9.02(i) or Section 9.03(i) until the aggregate amount of such Losses incurred by the Indemnified Parties exceeds an amount equal to 1.5% of the Purchase Price (the “Deductible Amount”), and then only for any Losses in excess of the Deductible Amount up to an aggregate maximum amount equal to 35% of the Purchase Price (the “Indemnity Cap”); provided, however, that, notwithstanding anything to the contrary contained herein, with respect to any individual Loss or group of related Losses covered by the matters contained in Section 9.02(i) or Section 9.03(i), no such Losses shall be recoverable by the Purchaser Indemnified Parties or the Seller Indemnified Parties, as applicable, or shall otherwise count towards the Deductible Amount unless the amount thereof exceeds $25,000 (the “Per Claim Exclusion Amount”).

(b) Notwithstanding Section 9.04(a) above, subject to the other provisions of this Article IX, the Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Parties, without application of the Deductible Amount, the Indemnity Cap or the Per Claim Exclusion Amount, for any Losses to the extent resulting from or related to:

(i) any breach of a representation or warranty in Sections 3.03, 3.16(g), 3.16(j) and 3.20, and

(ii) (A) the break-in at the Flushing branch and related theft of the contents of safety deposit boxes, including any Losses resulting from any litigation or settlement of litigation arising in connection therewith; provided, however, that the Litigation Control Procedures shall apply in respect of any such litigation;

(B) the Inactive Subsidiaries, including in connection with the dissolution or transfer thereof in accordance with Section 5.13; and

(C) the following litigation: (1) Marathassa Compania Naviera S.A., et al. vs. Parent, the Company, et al., and (2) Belcher v. the Company; provided, however, that the Seller or its Affiliates shall be entitled to assume and control the defense of any such litigation at its expense and through counsel of its choice, provided that the Purchaser and its Affiliates shall cooperate with the Seller and its Affiliates in such defense and make available to the Seller, at the Seller’s expense, all witnesses, pertinent records, materials and information in the Purchaser’s and its Affiliates’ possession or under any of such Person’s control relating thereto as is reasonably required by the Seller except to the extent that the disclosure of any such materials to Seller or its Affiliates would not be permitted by applicable Law or would jeopardize attorney client privilege or any other applicable privilege (the “Legal and Privilege Exceptions”). None of the Purchaser nor any of its Affiliates shall settle or pay, or permit to be settled or paid, any part of any such litigation unless the Seller or its Affiliates consents in writing to such settlement or payment. Subject to the Legal and Privilege Exceptions, the Seller will reasonably consult with the Purchaser in connection with the conduct and disposition of such litigation. The Seller and its Affiliates shall not, without the prior written consent of the Purchaser, settle, compromise or offer to settle or compromise any such claim or demand on a basis that would result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Purchaser or any Affiliate thereof (collectively, the foregoing being, the “Litigation Control Procedures”).

(c) Notwithstanding anything to the contrary contained herein, neither the Seller nor the Purchaser shall have any liability under any provision of this Agreement for any punitive, incidental, consequential or special damages, including any loss of business reputation.

SECTION 9.05. Section 280G Indemnification. The Seller hereby agrees to indemnify, defend and hold harmless the Company and the Purchaser Indemnified Parties, without application of the Deductible Amount, the Indemnity Cap or the Per Claim Exclusion Amount, from, against and in respect of any Losses (including without limitation loss of any Tax deduction) imposed on, sustained, incurred or suffered by any of the Company or the Purchaser Indemnified Parties, arising from any payment to any Current Employee and any other individual in connection with the transactions contemplated by this Agreement (regardless of whether such payment occurs before or after the Closing) that is an “excess parachute payment” as such term is defined in Section 280G of the Code; provided, however, that Seller shall not indemnify any of the Purchaser Indemnified Parties with respect to any such Losses that would not have arisen but for the Purchaser or one of its Affiliates having consummated a subsequent transaction relating to the Company or one of its Affiliates on or following the Closing Date.

SECTION 9.06. Notice of Loss; Third-Party Claims. (a) An Indemnified Party shall give the Indemnifying Party notice of any matter which the Indemnified Party has determined has given rise to a right of indemnification under this Agreement, within sixty days of such determination, stating the amount of the Loss, if then known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) In the event that any written claim or demand for which an Indemnifying Party may be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly, but in no event later than 60 days following such Indemnified Party’s receipt of such claim or demand, notify the Indemnifying Party of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim or demand) (the “Claim Notice”). The Indemnifying Party shall have 30 days from the receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party whether or not it desires to assume, control and defend such claim or demand. Except as hereinafter provided, in the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to assume and defend such claim or demand, the Indemnifying Party shall have the right to defend the claim or demand, with counsel reasonably satisfactory to the Indemnified Party, at the Indemnifying Party’s expense. If the Indemnifying Party so elects to assume the defense of such claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party; provided that the Indemnifying Party shall be responsible for the reasonable legal expenses of the Indemnified Party incurred in connection with monitoring and assisting with such defense. The Indemnified Party shall not settle, compromise or discharge a claim or demand for which it is indemnified by the Indemnifying Party or admit to any liability with respect to such claim or demand without the written consent of the Indemnifying Party. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any such claim or demand on a basis that would result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any Affiliate thereof. Subject to the Legal and Privilege Exceptions, the Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a third party claim or demand, including by providing access to each other’s relevant business records and other documents, and employees; it being understood that the costs and expenses of the Indemnified Party relating thereto shall be Losses. If the Indemnifying Party elects not to defend the claim or demand, then the Indemnified Party shall have the right to defend the claim or demand by appropriate proceedings and shall have the sole power to direct and control such defense. In any event, the Indemnifying Party shall have the right to participate in the defense or settlement of any third party claim or demand for which the Indemnifying Party may be liable hereunder at its own expense.

SECTION 9.07. Indemnification as Sole Remedy. Except with respect to claims of actual fraud or breaches of the covenants contained in Article II and in Section 5.08, if the Closing occurs, the indemnity provisions of this Article IX shall be the sole and exclusive remedy of the Indemnified Parties with respect to any and all claims for Losses sustained, incurred or suffered directly or indirectly relating to or arising out of this Agreement, including, without limitation, any such claims arising under or based upon any applicable Law, and the Purchaser on behalf of the Purchaser Indemnified Parties and the Seller on behalf of the Seller Indemnified Parties waive, any and all rights, claims and causes of legal action to pursue any other remedies to the fullest extent permitted under applicable Law; provided that nothing in this Section 9.07 shall constitute a waiver of, or in any way affect, the Purchaser’s rights under, or in connection with, the Guaranty, or the Purchaser’s ability to pursue remedies for such rights.

SECTION 9.08. Other. Anything in this Article IX to the contrary notwithstanding, the rights and obligations with respect to indemnification for any and all Tax matters shall be solely governed by Article VII and shall not be subject to provisions of this Article IX.

ARTICLE X

TERMINATION

SECTION 10.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by either the Seller or the Purchaser if the Closing shall not have occurred within 270 days after the date hereof; provided, however, that the right to terminate this Agreement under this Section 10.01(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(b) by either the Purchaser or the Seller in the event that there be any Law that prohibits the consummation of the Purchase or if any Governmental Authority shall have issued any Governmental Order enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order shall have become final and nonappealable;

(c) by the mutual written consent of the Seller and the Purchaser;

(d) by the Purchaser if the Seller shall have breached any representation, covenant or agreement contained in this Agreement that would result in the failure to satisfy the closing conditions set forth in Section 8.03(a) and such breach is either not capable of being cured prior to the Closing or if such breach is capable of being cured, is not so cured within 60 days of the Seller’s receipt of notice of said breach (and in any event prior to the Closing); or

(e) by the Seller if the Purchaser shall have breached any representation, covenant or agreement contained in this Agreement that would result in the failure to satisfy the closing conditions set forth in Section 8.02(a) and such breach is either not capable of being cured prior to the Closing or, if such breach is capable of being cured, is not so cured within 60 days of the Purchaser’s receipt of notice of said breach (and in any event prior to the Closing).

The party terminating this Agreement pursuant to this Section 10.01 (other than Section 10.01(c)) shall give prompt written notice of such termination to the other party.

SECTION 10.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall become void and have no further effect, and no party hereto shall have any liability to any other party hereto or their respective Affiliates, directors, officers, shareholders, partners, attorneys, accountants, agents or employees in connection with this Agreement, except that (x) the obligations of the parties hereto contained in the Confidentiality Agreement and in this Section 10.02 and in Article XI hereof shall survive, and (y) nothing herein will relieve any party from liability for any breach of this Agreement prior to such termination.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred. The Purchaser shall pay all normal filing or application fees in connection with the Required Regulatory Approvals, if any.

SECTION 11.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in Person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a)	if to the Seller:

NBG International Holdings B.V.

ATC Management B.V.

“Olympic Plaza”

Fred. Roeskestraat 123

1076 EE Amsterdam

The Netherlands

Facsimile: +30 210 3695 799

Attention: Constantinos Othoneos

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

Facsimile: (212) 848-7166

Attention: Peter D. Lyons, Esq.

(b)	if to the Purchaser:

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, NY 11590

Facsimile: (516) 683-8385

Attention: Mark A. Ricca, Esq.

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Facsimile: (212) 558-3588

Attn: Mark J. Menting, Esq.

SECTION 11.03. Public Announcements. Neither party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media in respect thereof without the prior written consent of the other party unless otherwise required by Law or applicable stock exchange regulation, and the parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

SECTION 11.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 11.05. Entire Agreement. This Agreement, the Confidentiality Agreement, the letter agreement, dated as of the date hereof, between the Seller and the Purchaser, and the guaranty agreement, dated as of the date hereof, between the Purchaser and the ultimate parent of the Seller (the “Guaranty”) constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof and thereof.

SECTION 11.06. Assignment. This Agreement may not be assigned without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser), as the case may be; provided that either party may, without the consent of the other party, assign its rights and obligations under this Agreement to one or more of its controlled Affiliates, except that no such assignment shall relieve the assigning party from the performance of its obligations hereunder; provided, further, that the Purchaser may assign its rights and obligations under this Agreement, without the consent of the Seller, to a non-affiliated purchaser of substantially all of the assets of the Purchaser or the business of the Company and the Company Subsidiaries or their respective successors, except that no such assignment shall relieve the Purchaser from the performance of its obligations under Section 7.01. An assignment by operation of Law shall not be prohibited hereunder or subject to the foregoing. Any purported assignment in contravention of this provision shall be null and void.

SECTION 11.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 11.08.

SECTION 11.08. Waiver. The Seller, on the one hand, and the Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 11.09. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 11.10. Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars in immediately available funds.

SECTION 11.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts, and (c) agree that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.02.

SECTION 11.12. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.

SECTION 11.13. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Next page is a signature page.]

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NBG INTERNATIONAL HOLDINGS B.V.

By:	/s/ Constantinos Othoneos
Name:	Constantinos Othoneos
Title:	Director

By:	/s/ Jeroen Zweerts
Name:	Jeroen Zweerts
Title:	Managing Director

NEW YORK COMMUNITY BANCORP, INC.

By:	/s/ Joseph R. Ficalora
Name:	Joseph R. Ficalora
Title:	President and Chief Executive Officer

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